UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	First quarter 2016 earnings release of Grupo Financiero Santander México, S.A.B. de C.V.
2.	First quarter 2016 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: April 27, 2016

Item 1

1Q. 2016
Earnings Release

Santander

SANMEX

BSMX LISTED NYSE

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 1Q16 Consolidated Results

III.	Analysis of 1Q16 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	1Q16 Earnings Call Dial-In Information

IX.	Analysts Coverage

X.	Definition of Ratios

XI.	Financial Statements

XII.	Notes to the Financial Statements

2

Grupo Financiero Santander México Reports First Quarter 2016 Loan Portfolio Up 14.4% YoY and Net Income of Ps.3,539 Million

- Net income growth driven by core revenues

- Loan growth driven by increases in both individual and commercial segments

- Maintaining focus on asset quality

Mexico City – April 27, 2016, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in Mexico, today announced financial results for the three-month period ending March 31, 2016.

Santander México reported net income for 1Q16 of Ps.3,539 million, representing a YoY increase of 10.1% and a QoQ decrease of 16.2%.

HIGHLIGHTS
Income Statement Data	1Q16	4Q15	1Q15	% YoY	% QoQ
Net interest income	11,700	11,431	9,925	17.9	2.4
Fee and commission, net	3,609	3,777	3,298	9.4	(4.4)
Core revenues	15,309	15,208	13,223	15.8	0.7
Provisions for loan losses	4,709	4,424	3,683	27.9	6.4
Administrative and promotional expenses	6,889	6,437	6,389	7.8	7.0
Net income	3,539	4,224	3,215	10.1	(16.2)
Net income per share[1]	0.52	0.62	0.47	10.6	(16.1)

Balance Sheet Data	1Q16	4Q15	1Q15	% YoY	% QoQ
Total assets	1,233,013	1,184,857	1,066,097	15.7	4.1
Total loans	543,252	547,745	474,738	14.4	(0.8)
Deposits	518,832	516,432	459,130	13.0	0.5
Shareholder’s equity	117,317	113,549	109,003	7.6	3.3

Key Ratios	1Q16	4Q15	1Q15	bps YoY	bps QoQ
Net interest margin	4.86%	4.89%	4.87%	(0.7)	(3.1)
Net loans to deposits ratio	101.0%	102.2%	99.6%	143.2	(119.4)
ROAE	12.3%	12.9%	12.0%	26.6	(65.5)
ROAA	1.2%	1.3%	1.3%	(11.3)	(16.2)
Efficiency ratio	42.4%	42.0%	44.8%	(239.3)	41.5
Capital ratio	15.4%	15.6%	16.6%	(114.7)	(19.0)
NPLs ratio	2.97%	3.33%	3.68%	(70.4)	(35.8)
Cost of Risk	3.5%	3.4%	3.1%	31.9	4.9
Coverage ratio	117.6%	108.2%	99.6%	1,802.4	939.6

Operating Data	1Q16	4Q15	1Q15	% YoY	% QoQ
Branches and Offices[2]	1,386	1,377	1,368	1.3	0.7
ATMs	6,040	5,989	5,672	6.5	0.9
Customers	12,780,419	12,503,177	12,083,527	5.8	2.2
Employees	17,203	17,208	16,435	4.7	(0.0)

1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted shares.
2) As of 1Q16 includes: 1,079 branches (including 119 branches with Select service) + 18 SME offices + 7 SME branches + 128 cash desks (including 1 cash desk with Select service) + 12 Select offices + 44 Select units + 57 Select boxes + 18 Select corner + 23 brokerage house branches

3

Héctor Grisi, Grupo Financiero Santander México’s Executive President and CEO, commented, “We are pleased to report a solid start to the year. Net interest income rose 18% year-on-year reaching a record high in March, to surpass 4 billion pesos. We remain focused on implementing strategies that will enable us to become the market leader in profitability and growth in Mexico, and reach our long term performance goals. To achieve this, we need to strengthen returns on capital, increase customer loyalty, reduce attrition and consolidate our leadership in key markets.”

“To make more efficient use of our capital, we have been conducting an in-depth assessment of returns on our risk-weighted assets. Behind this assessment is a disciplined philosophy of only embarking on transactions that meet our thresholds of return. As such, we have started to implement a range of initiatives including pricing adjustments in the commercial segment.”

“We expanded our loan book 14% year-on-year, achieving strong performance in consumer loans – up 27% as we leveraged the strength of our retail franchise in an environment of healthy consumer demand. We started to see softer loan demand in the commercial segment, on the back of higher interest rates and a more challenging global environment. We continue to maintain a disciplined focus on profitability as competition intensifies. With a sharp eye on asset quality, the NPL ratio fell across the board year-on-year to 2.97%. While deposits showed good performance – up 13% YoY - driven by solid growth in individual deposits, there is still room to close our market share gap and improve our cost of funding.”

“Aside from our objective of stronger capital returns, we are re-focusing our global corporate banking. To deliver on our potential in this business, we plan to improve our offering to multinational companies, consolidate our project finance operation and increase our focus on transactional products. While we are primarily a commercial bank, we are confident these initiatives will enable us to increase revenue contribution from corporate banking, while creating additional synergies with our retail operation.”

“Our commitment to being a client-centric bank drives the growth strategy for our retail banking operations. We are reorganizing this business through measures such as further investments in IT and introducing multifunction ATMs. While Santander has excellent products and strong marketing capabilities, we recognize the need to address churn and increase client loyalty. Overall, we are dedicated to executing these growth initiatives for our corporate, commercial and retail bank, underpinned by an uncompromising focus on profitable growth.”

4

SUMMARY OF FIRST QUARTER 2016 CONSOLIDATED RESULTS

Income statement
Millions of Mexican pesos				% Variation				% Variation
	1Q16	4Q15	1Q15	QoQ	YoY	3M16	3M15	16/15
Net interest income	11,700	11,431	9,925	2.4	17.9	11,700	9,925	17.9
Provisions for loan losses	(4,709)	(4,424)	(3,683)	6.4	27.9	(4,709)	(3,683)	27.9
Net interest income after provisions for loan losses	6,991	7,007	6,242	(0.2)	12.0	6,991	6,242	12.0
Commission and fee income, net	3,609	3,777	3,298	(4.4)	9.4	3,609	3,298	9.4
Net gain (loss) on financial assets and liabilities	695	347	795	100.3	(12.6)	695	795	(12.6)
Other operating income	236	706	239	(66.6)	(1.3)	236	239	(1.3)
Administrative and promotional expenses	(6,889)	(6,437)	(6,389)	7.0	7.8	(6,889)	(6,389)	7.8
Operating income	4,642	5,400	4,185	(14.0)	10.9	4,642	4,185	10.9
Equity in results of associated companies	0	28	19	(100.0)	(100.0)	0	19	(100.0)
Operating income before income taxes	4,642	5,428	4,204	(14.5)	10.4	4,642	4,204	10.4
Income taxes (net)	(1,102)	(1,204)	(989)	(8.5)	11.4	(1,102)	(989)	11.4
Income from continuing operations	3,540	4,224	3,215	(16.2)	10.1	3,540	3,215	10.1
Non-controlling interest	(1)	0	0	100.0	100.0	(1)	0	100.0
Net income	3,539	4,224	3,215	(16.2)	10.1	3,539	3,215	10.1
Interest tax rate(%)	23.7	22.2	23.5			23.7	23.5

Net income

Santander México reported net income for the quarter of Ps.3,539 million, representing a YoY increase of 10.1% and a QoQ decrease of 16.2%.

1Q16 vs 1Q15

The 10.1% year-on-year increase in net income was principally driven by:

i)	a 17.9%, or Ps.1,775 million, increase in net interest income, mainly reflecting higher interest income from the loan portfolio and the investment in securities portfolio;

ii)	a 9.4%, or Ps.311 million, increase in net commissions and fees, principally due to higher fees from purchase-sale of securities and money market transactions, collections and payments, insurance, and foreign trade, which were partially offset by flat debit and credit card fees in the quarter that mainly resulted from higher reward costs.

5

These contributions to net income were partially offset by:

i)	a 27.9%, or Ps.1,026 million, increase in provisions for loan losses. This increase continues to reflect: i) significant business volume growth across all segments; particularly in consumer loans, as well as ii) provisions resulting from the exposure to some of the loans that were restructured during 2014 that had not shown further progress and other corporates that are on our watch list, as well as higher provisions in connection with mortgages, where the charge-off criteria is being unified.

ii)	a 7.8%, or Ps.500 million, increase in administrative and promotional expenses, mainly due to higher personnel expenses, technology, depreciation and amortization, as well as an increase in contributions to the bank savings protection system (IPAB) resulting from the increase in deposits and other funding sources;

iii)	a 11.4%, or Ps.113 million, increase in income taxes, that resulted in a 23.7% effective tax rate in the quarter compared to 23.5% in 1Q15; and

iv)	a 12.6%, or Ps.100 million, decrease in net gains on financial assets and liabilities.

Gross Operating Income

Santander México’s gross operating income for 1Q16 totaled Ps.16,004 million, representing YoY and QoQ increases of 14.2% and 2.9%, respectively, and is broken down as follows.

Profit Before Taxes

Profit before taxes in 1Q16 amounted to Ps.4,642 million, reflecting a YoY increase of 10.4% and a QoQ decrease of 14.5%.

6

Return on Average Equity (ROAE)

Santander México´s ROAE in 1Q16 was 12.3%, which compares with 12.0% and 12.9% in 1Q15 and 4Q15, respectively.

1 Annualized net income divided by average equity (4Q15;1Q16)

Loan portfolio growth

Santander México’s total loan portfolio as of 1Q16 increased YoY by 14.4%, or Ps.68,514 million, to Ps.543,252 million, and decreased by 0.8%, or Ps.4,493 million, on a sequential basis.

In 1Q16, Santander México’s loan portfolio continued to expand across all core products in both the individual and commercial segments.

7

Deposits and loans to deposit ratio

In 1Q16, deposits increased 13.0% YoY and 0.5% sequentially; representing 46.5% of Santander México’s total funding sources. This deposit base provides stable, low-cost funding to support Santander México’s continued growth.

The net loan to deposit ratio was 101.0% in 1Q16, which compares with 99.6% in 1Q15 and 102.2% in 4Q15.

.

8

ANALYSIS OF FIRST QUARTER 2016 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Net interest income

Net interest income
Millions of Mexican pesos				% Variation				% Variation
	1Q16	4Q15	1Q15	QoQ	YoY	3M16	3M15	16/15
Interest on funds available	380	317	337	19.9	12.8	380	337	12.8
Interest on margin accounts	131	103	76	27.2	72.4	131	76	72.4
Interest and yield on securities	3,377	3,379	2,196	(0.1)	53.8	3,377	2,196	53.8
Interest and yield on loan portfolio – excluding credit cards	10,859	10,352	9,043	4.9	20.1	10,859	9,043	20.1
Interest and yield on loan portfolio related to credit card transactions	2,505	2,499	2,388	0.2	4.9	2,505	2,388	4.9
Commissions collected on loan originations	176	213	175	(17.4)	0.6	176	175	0.6
Interest and premium on sale and repurchase agreements and securities loans	479	433	606	10.6	(21.0)	479	606	(21.0)
Interest income	17,907	17,296	14,821	3.5	20.8	17,907	14,821	20.8

Daily average interest earning assets*						963,261	816,029	18.0

Interest from customer deposits – demand deposits	(925)	(841)	(755)	10.0	22.5	(925)	(755)	22.5
Interest from customer deposits – time deposits	(1,212)	(1,099)	(1,018)	10.3	19.1	(1,212)	(1,018)	19.1
Interest from credit instruments issued	(454)	(373)	(307)	21.7	47.9	(454)	(307)	47.9
Interest on bank and other loans	(564)	(571)	(525)	(1.2)	7.4	(564)	(525)	7.4
Interest on subordinated capital notes	(417)	(424)	(467)	(1.7)	(10.7)	(417)	(467)	(10.7)
Interest and premium on sale and repurchase agreements and securities loans	(2,635)	(2,557)	(1,824)	3.1	44.5	(2,635)	(1,824)	44.5
Interest expense	(6,207)	(5,865)	(4,896)	5.8	26.8	(6,207)	(4,896)	26.8

Net interest income	11,700	11,431	9,925	2.4	17.9	11,700	9,925	17.9

*Includes founds available, margin accounts, investments in securities, loan portfolio and sale and repurchase agreements

Net interest income in 1Q16 increased YoY by 17.9%, or Ps.1,775 million, to Ps.11,700 million and QoQ by 2.4%, or Ps.269 million.

The 17.9% YoY increase in net interest income resulted from the combined effect of:

i)	A 20.8%, or Ps.3,086 million, increase in interest income, to Ps.17,907 million, explained by an increase of Ps.147,232 million, or 18.0%, in average interest-earning assets and a 9 basis points increase in the average interest income rate; and

ii)	A 26.8%, or Ps.1,311 million, increase in interest expense, to Ps.6,207 million, resulting from an increase of Ps.105,646 million, or 14.2%, in interest-bearing liabilities while the average interest rate increased 26 basis points.

The net interest margin ratio (NIM) calculated with daily average interest-earning assets for 1Q16 stood at 4.86% which compares to 4.87% in 1Q15.

9

Interest Income

Santander México’s main source of recurring interest income comes from the loan portfolio, which in 1Q16 accounted for 75.6% of interest income and 56.9% of average interest earning assets. The source of earnings in this line item are broken down as follows:

*Includes commissions collected on loan origination

**Includes margin accounts

The average interest rate on interest-earning assets for 1Q16 stood at 7.35%, increasing 9 basis points from 7.26% in 1Q15.

Interest income for 1Q16 increased by 20.8%, or Ps.3,086 million, to Ps.17,907 million. On a sequential basis, interest income increased by 3.5%, or Ps.611 million.

The 20.8% YoY increase in interest income mainly reflects increases of:

i)	16.7%, or Ps.1,934 million, in interest income from our total loan portfolio and commissions on loan origination, which resulted from the combined effect of a Ps.80,859 million, or 17.3%, increase in the average loan portfolio volume, and a 3 basis points decrease in the average interest rate.

Higher average loan portfolio volume is explained by increases across all segments and products, as follows:

▪	18.4%, or Ps.52,240 million, in the commercial portfolio, mainly reflecting increases of Ps.24,698, or 23.6% million, Ps.9,841 million, or 68.9%, Ps.9,300 million, or 8.3% and Ps.8,153 million, or 15.7%, in mid-market, institutions, corporates and SMEs, respectively;

▪	12.2%, or Ps.13,105 million, in mortgages;

▪	29.1%, or Ps.9,969 million, in consumer loans; and

▪	13.3%, or Ps.5,545 million, in credit card loans.

Growth in average loan portfolio volume more than offset the 3 basis point lower average interest rate earned.

Variation in the average interest rate earned is broken down as follows:

▪	A 23 basis points increase in the commercial portfolio, from 5.85% in 1Q15 to 6.08% in 1Q16. This increase mainly resulted from our heightened approach to returns on our risk-weighted assets and in part to the increase in reference rate;

▪	A stable interest rate in mortgages, which stood at 9.83%;

10

  Which were more than offset by:

▪	A 221 basis points decrease in consumer loans (excluding credit cards), from 26.36% to 24.15%; and

▪	A 194 basis points decrease in credit cards, from 22.93% to 20.99%, which continued to be affected by a change in mix in the composition of our credit card portfolio, as we are seeing higher customers who pay their outstanding balances in full therefore not contributing to interest income.

ii)	53.8%, or Ps.1,181 million, in interest income from our investment in securities portfolio, due to a Ps.78,435 million, or 37.4%, increase in average volume of this portfolio, further supported by a 45 basis points increase in the average interest rate earned;

iii)	72.4%, or Ps.55 million, in margin accounts, which resulted from a Ps.11,118 million, or 44.1%, increase the average volume together with a 23 basis point increase in the average interest rate earned; and

iv)	12.8%, or Ps.43 million, in funds available, which resulted from the combined effect of a Ps.384 million, or 0.9%, increase in the average volume, together with a 34 basis points increase in the average interest rate earned.

These increases in interest income were partially offset by a decreases of 21.0%, or Ps.127 million, in sale and repurchase agreement transactions, which resulted from a Ps.23,564 million, or 32.4%, decrease in the average volume, partially offset by a 53 basis points increase in the average interest rate earned; and

11

Interest Expense

Santander México’s main sources of funding are repurchase agreements and customer deposits. In 1Q16 these accounted for 42.5% and 34.4% of interest expense, respectively; and 32.0% and 52.5% of average interest liabilities, respectively. Santander México’s funding structure is broken down as follows:

The average interest rate on interest-bearing liabilities increased 26 basis points to 2.89% in 1Q16.

Interest expense for 1Q16 increased 26.8%, or Ps.1,311 million, to Ps.6,207 million. On a sequential basis, interest expense increased by 5.8%, or Ps.342 million.

The 26.8% YoY increase in interest expense mainly reflects increases of:

i)	44.5%, or Ps.811 million, in interest paid on sale and repurchase agreement transactions, which resulted from the combined effect of a Ps.43,545 million, or 19.0%, increase in the average volume and a 64 basis points increase in the average interest rate paid;

ii)	19.1%, or Ps.194 million, in term deposits, which resulted from a Ps.7,938 million, or 4.9%, increase in the average volume and a 31 basis points increase in the average interest rate paid.

iii)	22.5%, or Ps.170 million, on interest paid on demand deposits, due to a Ps.37,878 million, or 15.9%, increase in the average volume together with a 5 basis point increase in the average interest rate paid.

iv)	47.9%, or Ps.147 million, in credit instruments issued, which resulted from a Ps.14,002 million, or 50.1%, increase in the average volume of credit instruments issued which was partially offset by a 11 basis points decrease in the average interest rate paid, mainly reflecting the recent three and two-year debt issuances by the bank of Ps.3,000 million each in December 2015 and March 2016; and

v)	7.4%, or Ps.39 million, in bank and other loans, mainly due to a Ps.1,759 million, or 2.6%, decrease in the average volume, which was more than offset by a 28 basis points increase in the average interest rate paid;

These increases in interest expense were partially offset by a 10.7%, or Ps.50 million decrease, on interest paid on subordinated notes.

12

Commission and fee income, net

Commission and fee income, net
Millions of Mexican pesos				% Variation				% Variation
	1Q16	4Q15	1Q15	QoQ	YoY	3M16	3M15	16/15
Commission and fee income
Debit and credit card	1,359	1,424	1,207	(4.6)	12.6	1,359	1,207	12.6
Account management	206	220	222	(6.4)	(7.2)	206	222	(7.2)
Collection services	599	530	526	13.0	13.9	599	526	13.9
Investment funds	356	350	343	1.7	3.8	356	343	3.8
Insurance	1,055	1,004	985	5.1	7.1	1,055	985	7.1
Purchase-sale of securities and money market transactions	270	204	209	32.4	29.2	270	209	29.2
Checks trading	58	65	64	(10.8)	(9.4)	58	64	(9.4)
Foreign trade	247	233	203	6.0	21.7	247	203	21.7
Financial advisory services	221	365	235	(39.5)	(6.0)	221	235	(6.0)
Other	242	208	205	16.3	18.0	242	205	18.0
Total	4,613	4,603	4,199	0.2	9.9	4,613	4,199	9.9

Commission and fee expense
Debit and credit card	(599)	(438)	(449)	36.8	33.4	(599)	(449)	33.4
Investment funds	(2)	(2)	(14)	0.0	(85.7)	(2)	(14)	(85.7)
Insurance	(18)	25	(2)	(172.0)	800.0	(18)	(2)	800.0
Purchase-sale of securities and money market transactions	(47)	(91)	(71)	(48.4)	(33.8)	(47)	(71)	(33.8)
Checks trading	(5)	(6)	(5)	(16.7)	0.0	(5)	(5)	0.0
Financial advisory services	(23)	(13)	(2)	76.9	1,050.0	(23)	(2)	1,050.0
Other	(310)	(301)	(358)	3.0	(13.4)	(310)	(358)	(13.4)
Total	(1,004)	(826)	(901)	21.5	11.4	(1,004)	(901)	11.4

Commission and fee income, net
Debit and credit card	760	986	758	(22.9)	0.3	760	758	0.3
Account management	206	220	222	(6.4)	(7.2)	206	222	(7.2)
Collection services	599	530	526	13.0	13.9	599	526	13.9
Investment funds	354	348	329	1.7	7.6	354	329	7.6
Insurance	1,037	1,029	983	0.8	5.5	1,037	983	5.5
Purchase-sale of securities and money market transactions	223	113	138	97.3	61.6	223	138	61.6
Checks trading	53	59	59	(10.2)	(10.2)	53	59	(10.2)
Foreign trade	247	233	203	6.0	21.7	247	203	21.7
Financial advisory services	198	352	233	(43.8)	(15.0)	198	233	(15.0)
Other	(68)	(93)	(153)	26.9	55.6	(68)	(153)	(55.6)

Total	3,609	3,777	3,298	(4.4)	9.4	3,609	3,298	9.4

* Includes fees from: collections and payments, account management, checks, foreign trade and others

In 1Q16, net commission and fee income totaled Ps.3,609 million, increasing YoY by 9.4%, or Ps.311 million, and decreased by 4.4%, or Ps.168 million, QoQ.

In 2Q15, the cost associated with the insurance premium paid to NAFIN in connection with the guarantee programs for SMEs was reclassified from commission and fee income to expenses for loan recoveries in the other operating income line. On a comparable basis, excluding the reclassification of the insurance premiums, net commissions and fees increased 6.2% YoY.

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The main contributor to net commissions and fees in the quarter were insurance fees, which accounted for 28.7% of the total, followed by debit and credit card and cash management[1] fees which accounted for 21.1% and 28.7% of total commissions and fees, respectively.

Commission and fee income, net
Breakdown (%)
	1Q16	4Q15	1Q15	3M16	3M15
Debit and credit card	21.1	26.1	23.0	21.1	23.0
Account management	5.7	5.8	6.7	5.7	6.7
Collection services	16.6	14.0	15.9	16.6	15.9
Investment funds	9.8	9.2	10.0	9.8	10.0
Insurance	28.7	27.2	29.8	28.7	29.8
Purchase-sale of securities and money market transactions	6.2	3.0	4.2	6.2	4.2
Checks trading	1.5	1.6	1.8	1.5	1.8
Foreign trade	6.8	6.2	6.2	6.8	6.2
Financial advisory services	5.5	9.3	7.1	5.5	7.1
Other	(1.9)	(2.5)	(4.6)	(1.9)	(4.6)

Total	100.0	100.0	100.0	100.0	100.0

The 9.4% YoY growth in net commissions and fees in 1Q16 mainly resulted from the following increases:

i)	61.6%, or Ps.85 million, in purchase-sale of securities and money market transactions;

ii)	13.9%, or Ps.73 million, in collection and payment services, reflecting recurring customer activity and transaction activity;

iii)	5.5%, or Ps.54 million, in insurance fees, mainly reflecting solid growth in consumer credit related areas, our online platform for car insurance and life insurance products, which more than offset regulatory restrictions to tied sales as well as weaker SME demand for credit-related insurance.

iv)	21.7%, or Ps.44 million, in foreign trade, which resulted from our strong focus on growing this business, our wide product offering and our strong presence in the international business as we advise companies in their foreign trade transactions and foreign direct investments. This growth has also spurred the launch of platforms that use the Bank’s global presence to serve customers, such as “Santander Trade”, “Club Santander” and a personalized attention model, called “Passport”, that serves international customers worldwide wherever Santander Group has a presence.

These increases in net commissions and fees were partially offset by a 15.0%, or Ps.35 million, decline in financial advisory fees as volatile market conditions continued to impact investment banking activity. Debit and credit cards, remained flat mainly explained by higher rewards costs and peso depreciation, as some of the fees paid in connection with this business are dollarized.

____________________

1 * Cash management fees include fees from: collections and payments, account management, checks, foreign trade and others

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Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Millions of Mexican pesos				% Variation				% Variation
	1Q16	4Q15	1Q15	QoQ	YoY	3M16	3M15	16/15
Valuation
Foreign Exchange	(41)	608	87	(106.7)	(147.1)	(41)	87	(147.1)
Derivatives	1,173	(489)	6,638	339.9	(82.3)	1,173	6,638	(82.3)
Shares	81	(361)	17	122.4	376.5	81	17	376.5
Debt instruments	636	(76)	(358)	936.8	277.7	636	(358)	277.7
Valuation result	1,849	(318)	6,384	681.4	(71.0)	1,849	6,384	(71.0)

Purchase / sale of securities
Foreign Exchange	(152)	(572)	(613)	(73.4)	(75.2)	(152)	(613)	(75.2)
Derivatives	(1,419)	1,415	(5,393)	(200.3)	73.7	(1,419)	(5,393)	73.7
Shares	68	(47)	(14)	244.7	585.7	68	(14)	585.7
Debt instruments	349	(131)	431	366.4	(19.0)	349	431	(19.0)
Purchase -sale result	(1,154)	665	(5,589)	(273.5)	79.4	(1,154)	(5,589)	79.4

Total	695	347	795	100.3	(12.6)	695	795	(12.6)

In 1Q16, Santander México reported a Ps.695 million net gain from financial assets and liabilities, which compares with gains of Ps.795 million in 1Q15 and Ps.347 million in 4Q15.

The Ps.695 million net gain from financial assets and liabilities in the quarter is mainly explained by:

i)	A Ps.1,849 million valuation gain which resulted from gains of Ps.1,173 million, Ps.636 million and Ps.81 million in derivatives, debt instruments and in share instruments, respectively. These valuation gains were partially offset by a loss of Ps.41 million in foreign exchange instruments.

This gain was partially offset by A Ps.1,154 million purchase-sale loss principally related to losses of Ps.1,419 million and Ps.152 million in derivatives and foreign exchange instruments respectively, which were partially offset by purchase-sale gains of Ps.349 million and Ps.68 million debt instruments and share instruments, respectively.

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Other operating income

Other operating income
Millions of Mexican pesos				% Variation				% Variation
	1Q16	4Q15	1Q15	QoQ	YoY	3M16	3M15	16/15

Recovery of previously written-off loans	574	860	446	(33.3)	28.7	574	446	28.7
Cancellation of liabilities and reserves	102	77	106	32.5	(3.8)	102	106	(3.8)
Interest on personnel loans	33	30	27	10.0	22.2	33	27	22.2
Allowance for losses on foreclosed assets	(20)	(24)	(11)	16.7	81.8	(20)	(11)	81.8
Profit from sale of foreclosed assets	44	43	58	2.3	(24.1)	44	58	(24.1)
Technical advisory services	3	3	5	0.0	(40.0)	3	5	(40.0)
Portfolio recovery legal expenses and costs	(342)	(321)	(201)	6.5	70.1	(342)	(201)	70.1
Write-offs and bankruptcies	(277)	(72)	(221)	284.7	25.3	(277)	(221)	25.3
Provision for legal and tax contingencies	(80)	59	(52)	(235.6)	53.8	(80)	(52)	53.8
IPAB ("Indemnity") provisions and payments	(2)	(2)	(1)	0.0	100.0	(2)	(1)	100.0
Others	201	53	83	279.2	142.2	201	83	142.2

Total	236	706	239	(66.6)	(1.3)	236	239	(1.3)

Other income in 1Q16 totaled Ps.236 million, down from Ps.239 million in 1Q15 and Ps.706 million in 4Q15, representing decreases of 1.3% YoY and 66.6% QoQ. These comparisons however, are affected by the reclassification made in 2Q15 where the cost associated with the insurance premium paid to NAFIN in connection with the guarantee programs for SMEs was reclassified from commission and fee expense to expenses for loan recoveries in the other operating income line. Excluding this effect, on a comparable basis, other income increased Ps.98 million, or 70.9%, YoY.

The 1.3% YoY decrease in other income was mainly driven by:

i)	a Ps.141 million, or 70.1%, increase in portfolio recovery costs and legal expenses. On a comparable basis, excluding the cost associated with the insurance premium paid to NAFIN, these expenses would have increased 13.3% or Ps.40 million; and

ii)	a Ps.56 million, or 25.3%, increase in write-offs and bankruptcies.

iii)	a Ps.128 million, or 28.7%, increase in recoveries from previously written off loans

On a sequential basis, the 66.6% decrease in other income is mainly explained by a 33.3%, or Ps.286 million, decrease in recoveries from previously written off loans, which resulted from the gain of the sale of written-off loans in the previous quarter.

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Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to bank savings protection system (IPAB), rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Millions of Mexican pesos				% Variation				% Variation
	1Q16	4Q15	1Q15	QoQ	YoY	3M16	3M15	16/15
Salaries and employee benefits	3,135	2,807	2,916	11.7	7.5	3,135	2,916	7.5
Credit card operation	74	55	84	34.5	(11.9)	74	84	(11.9)
Professional fees	120	168	99	(28.6)	21.2	120	99	21.2
Leasehold	469	555	433	(15.5)	8.3	469	433	8.3
Promotional and advertising expenses	164	243	174	(32.5)	(5.7)	164	174	(5.7)
Taxes and duties	384	320	358	20.0	7.3	384	358	7.3
Technology services (IT)	630	527	582	19.5	8.2	630	582	8.2
Depreciation and amortization	547	429	499	27.5	9.6	547	499	9.6
Contributions to Instituto de protección al ahorro Bancario (IPAB)	613	590	535	3.9	14.6	613	535	14.6
Cash protection	173	146	169	18.5	2.4	173	169	2.4
Others	580	597	540	(2.8)	7.4	580	540	7.4

Total	6,889	6,437	6,389	7.0	7.8	6,889	6,389	7.8

Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	1Q16	4Q15	1Q15	3M16	3M15
Salaries and employee benefits	45.5	43.6	45.6	45.5	45.6
Credit card operation	1.1	0.9	1.3	1.1	1.3
Professional fees	1.7	2.6	1.5	1.7	1.5
Leasehold	6.8	8.6	6.8	6.8	6.8
Promotional and advertising expenses	2.4	3.8	2.7	2.4	2.7
Taxes and duties	5.6	5.0	5.6	5.6	5.6
Technology services (IT)	9.1	8.2	9.1	9.1	9.1
Depreciation and amortization	7.9	6.7	7.8	7.9	7.8
Contributions to bank savings protection system (IPAB)	8.9	9.2	8.4	8.9	8.4
Cash protection	2.5	2.3	2.6	2.5	2.6
Others	8.4	9.3	8.5	8.4	8.5

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 1Q16 amounted to Ps.6,889 million which compares with Ps.6,389 million in 1Q15 and Ps.6,437 million in 4Q15, increasing 7.8% YoY and 7.0% QoQ.

The 7.8% YoY rise in administrative and promotional expenses was mainly due to the following increases:

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i)	A 7.5%, or Ps.219 million rise in salaries and employee benefits; mainly reflecting hiring of staff that was previously outsourced, with the aim of increasing efficiency of this operation. This also resulted in a reduction in other expenses.

ii)	A 8.2%, or Ps.48 million rise in technology services;

iii)	A 9.6%, or Ps.48 million rise in depreciation and amortization; resulting from the amortization of the IT investment plan which started last year;

iv)	A 14.6%, or Ps.78 million rise in contributions to the bank savings protection system (IPAB) reflecting growth in funding sources.

The increase in expenses also reflects peso depreciation, given that a portion of our costs are dollarized, mainly in those costs related to technology.

Excluding the deposit insurance fee, expenses would have increased by 7.2%.

Expenses continue to reflect cost management initiatives that translate into an optimized operating structure, mitigating costs resulting from the investment in strategic businesses, technology and the peso depreciation.

The implementation of tight cost controls across the organization combined with strong core earnings allowed us to improve the efficiency ratio by 240 basis points YoY to 42.4% from 44.8%.

The recurrence ratio was 56.9%, which compares to 56.0% reported in 1Q15 and 62.1% in 4Q15.

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Income Taxes

In 1Q16 Santander México reported a tax expense of Ps.1,102 million compared to tax expenses of Ps.989 million in 1Q15 and Ps.1,204 million in 4Q15.

The effective tax rate for the quarter was 23.7%, compared to 23.5% reported in 1Q15 and 22.2% paid in 4Q15.

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Contribution to net income by subsidiary

Reported net income in 1Q16 was Ps.3,539 million, representing an increase of 10.1% YoY and a decrease of 16.2% QoQ.

Casa de Bolsa Santander, the brokerage business, reported net profit of Ps.61 million in 1Q16, compared with net loss of Ps.12 million in 1Q15 and net profit of Ps.8 million in 4Q15.

The Holding (Grupo Financiero) reported a net loss of Ps.7 million in 1Q16, compared with net losses of Ps.16 million in 1Q15 and Ps.20 million in 4Q15.

Earnings contribution by subsidiary
Millions of Mexican Pesos
				% Variation				% Variation
	1Q16	4Q15	1Q15	QoQ	YoY	3M16	3M15	16/15
Banking business 1/	3,485	4,236	3,243	(17.7)	7.5	3,485	3,243	7.5
Brokerage	61	8	(12)	662.5	608.3	61	(12)	608.3
Holding	(7)	(20)	(16)	65.0	56.3	(7)	(16)	56.3
Grupo Financiero Santander México	3,539	4,224	3,215	(16.2)	10.1	3,539	3,215	10.1

1/Includes Sofomes

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LOAN PORTFOLIO AND ASSET QUALITY

Loan portfolio

The evolution of the loan portfolio continues to show a positive trend, with diversification in all segments and growth across all core businesses.

Portfolio Breakdown
Millions of pesos				% Variation
	1Q16	4Q15	1Q15	QoQ	YoY
Commercial	327,820	335,575	287,076	(2.3)	14.2
Middle-market	124,346	125,271	107,467	(0.7)	15.7
Corporates	70,655	79,387	68,232	(11.0)	3.6
SME´s	62,248	61,203	55,337	1.7	12.5
Government & Financial Entities	70,571	69,714	56,040	1.2	25.9

Individuals	215,432	212,170	187,662	1.5	14.8
Consumer	93,271	91,693	77,513	1.7	20.3
Credit Cards	48,062	47,775	42,038	0.6	14.3
Other Consumer	45,209	43,918	35,475	2.9	27.4
Mortgages	122,161	120,477	110,149	1.4	10.9
Total	543,252	547,745	474,738	(0.8)	14.4

The total loan portfolio rose YoY by 14.4%, or Ps.68,514 million, to Ps.543,252 million in 1Q16. On a sequential basis, the total loan portfolio decreased 0.8%, or Ps.4,493 million, reflecting growth in line with the market, with contributions from both retail and commercial loans.

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Loan Portfolio Breakdown
Millions of pesos
	1Q16%		4Q15%		1Q15%
Performing loans
Commercial	320,669	59.0	326,979	59.7	277,921	58.5

Individuals	206,431	38.0	202,518	37.0	179,359	37.8
Consumer	89,908	16.5	88,029	16.1	74,714	15.7
Credit cards	46,280	8.5	46,280	8.4	40,444	8.5
Other consumer	43,628	8.0	41,749	7.6	34,270	7.2
Mortgages	116,523	21.4	114,489	20.9	104,645	22.0
Total performing loans	527,100	97.0	529,497	96.7	457,280	96.3

Non-performing loans
Commercial	7,151	1.3	8,596	1.6	9,155	1.9

Individuals	9,001	1.7	9,652	1.8	8,303	1.7
Consumer	3,363	0.6	3,664	0.7	2,799	0.6
Credit cards	1,782	0.3	1,782	0.3	1,594	0.3
Other consumer	1,581	0.3	1,884	0.3	1,205	0.3
Mortgages	5,638	1.0	5,988	1.1	5,504	1.2
Total non-performing loans	16,152	3.0	18,248	3.3	17,458	3.7

Total loan portfolio
Commercial	327,820	60.3	335,575	61.3	287,076	60.5

Individuals	215,432	39.7	212,170	38.7	187,662	39.5
Consumer	93,271	17.2	91,693	16.7	77,513	16.3
Credit cards	48,062	8.8	48,062	8.8	42,038	8.9
Other consumer	45,209	8.3	43,633	8.0	35,475	7.5
Mortgages	110,885	20.4	120,477	22.0	110,149	23.2
Total loan portfolio	543,252	100.0	547,745	100.0	474,738	100.0

The Commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 60.3% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 47.4% of the total loan portfolio. As of 1Q16, commercial loans increased 14.2% YoY, mainly reflecting our tighter requirements regarding returns on risk-weighted assets and higher competition across all segments. Mid-market loans posted a good performance increasing 15.7% YoY, while SME loans and corporates loans grew 12.5% and 3.6%, respectively. SME loans grew at a slower pace compared to 4Q15 mainly driven by slower demand in a more challenging environment and increased competition. We also increased rates for some products in line with market averages which impacted growth. Corporate loans in turn, posted the sharpest slowdown given that some triple A corporates pre-paid their loans, which is typical in this volatile segment. Finally, loans to government and financial entities increased 25.9% YoY, reflecting loans to the federal government, and some states and financial entities; this portfolio continues to be mostly composed of loans to the two state-owned energy companies in Mexico.

On a sequential basis, the commercial loan portfolio decreased 2.3%, principally reflecting decreases of 11.0%, and 0.7% in corporates and middle-market, while loans to SMEs and government and financial entities and increased 1.7% and 1.2%.

The Individual loan portfolio comprised of mortgages, consumer and credit card loans, represented 39.7% of the total loan portfolio and increased 14.8% YoY. Credit cards, consumer and mortgage loans represented 8.8%, 8.3%, and 22.5% of the total loan portfolio, respectively, and increased YoY by 14.3%, 27.4%, and 10.9%, respectively.

On a sequential basis, consumer loans and credit cards increased 2.9% and 0.6%, respectively, reflecting a sustained pick-up in personal and payroll loans, while credit card growth continued to accelerate and gradually

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recover. Santander México has maintained above-market growth rates in individual loans, as we remained focused on developing new products to target medium- and high-income individuals in the open-market, while maintaining credit standards.

Asset quality

Asset quality
Millions of pesos
				% Variation
	1Q16	4Q15	1Q15	QoQ	YoY
Total loans	543,252	547,745	474,738	(0.8)	14.4
Performing loans	527,100	529,497	457,280	(0.5)	15.3
Non-performing loans	16,152	18,248	17,458	(11.5)	(7.5)

Allowance for loan losses	(18,993)	(19,743)	(17,382)	(3.8)	9.3
Charge-offs & Debit Relieves	(5,438)	(4,126)	(3,284)	31.8	65.6

Non-performing loan ratio	2.97%	3.33%	3.68%	(36)bp	(71)bp
Coverage ratio	117.6%	108.2%	99.6%	940bp	1,800bp
Cost of Risk*	3.45%	3.40%	3.13%	5bp	32bp

*Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

Non-performing loans at the end of 1Q16 decreased YoY by Ps.1,306 million, or 7.5%, to Ps.16,152 million, and by 11.5%, or Ps.2,096 million QoQ.

On a YoY basis, decreases of Ps.2,004 million, or 21.9%, in commercial loans were partly offset by increases of Ps.564 million, or 20.2%, and Ps.134 million, or 2.4%, in consumer loans (including credit cards) and mortgages, respectively. On a sequential basis, Santander México reported decreases of Ps.1,445 million, or 16.8%, in commercial loans, Ps.350 million, or 5.8% in mortgages and Ps.301 million, or 8.2% in consumer loans (including credit cards).

The decrease in non-performing commercial loans resulted from the recognition of a charge-off related to some of the loans that were restructured during 2014 and were past due for 18 months, as well as from further progress by the homebuilders.

The QoQ 5.8% decrease in non-performing mortgage loans, mainly resulted from an internal change in the charge-off policy for the mortgages originated at Santander Hipotecario and Santander Vivienda, which was reduced from 48 months to 36 months, following the extension made in 2015 from 12 months to 36 months for those mortgages originated at the bank, thus unifying the overall charge-off criteria in this segment. This unification of criteria will continue to be gradually implemented.

The breakdown of the non-performing loan portfolio is as follows: commercial loans 44.3%, mortgage loans 34.9% and consumer loans (including credit cards) 20.8%.

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Non-Performing Loan
%	1Q16	4Q15	1Q15

Commercial	2.18	2.56	3.19

Individuals
Consumer	3.61	4.00	3.61
Credit Card	3.71	4.36	3.79
Other consumer	4.27	4.07	3.80
Mortgages	4.62	4.97	5.00
Total	2.97	3.33	3.68

The above mentioned variations to non-performing loans led to an improvement in the NPL ratio, down to 2.97% in 1Q16, decreasing by 71 basis points from 3.68% in 1Q15 and 36 basis points lower than the 3.33% reported in 4Q15.

The NPL ratio for 1Q16 continues to reflect Santander México’s exposure to homebuilders, with non-performing loans of Ps.3,331 million, as well as the impact of Santander Vivienda’s non-performing portfolio, which as of 1Q16 amounted to Ps.1,894 million.

Our total exposure to homebuilders as of 1Q16 decreased further QoQ by Ps.148 million to Ps.4,173 million, while non-performing loans declined by Ps.60 million to Ps.3,331 million; driven by additional progress in the situation with the homebuilders, resulting in another write-off of the unsecured exposure in connection with one of the homebuilders´ after receiving shares in payment.

Excluding the impact of the homebuilders and Santander Vivienda’s portfolio, the NPL ratio for 1Q16 would have been 2.04%. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

During 1Q16, provisions for loan losses amounted to Ps.4,709 million, which represented an increase of Ps.1,026 million, or 27.9%, YoY and of Ps.285 million, or 6.4%, on a sequential basis.

The 27.9% YoY increase in provisions mainly reflect: i) significant business volume growth across all segments; particularly in consumer loans, as well as ii) provisions resulting from the exposure to some of the loans that were restructured during 2014 and were past due for 18 months, as well as other corporates that are on our watch list, as well as higher provisions in connection with mortgages (mainly related to the change in the charge-off period, explained above).

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Cost of risk in 1Q16 stood at 3.45%, which compares to 3.13% and 3.40% reported in 1Q15 and 4Q15, respectively.

The coverage ratio for the quarter was 117.6%, increasing from 99.6% in 1Q15 and 108.2% in 4Q15. The improvement in the coverage ratio was mainly due to lower non-performing loans in the commercial segment mainly reflecting the write-off made in connection with those loans restructured during 2014 and further improvements in negotiations with homebuilders.

*Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

TOTAL DEPOSITS

Total deposits at the end of 1Q16 amounted to Ps.518,832 million, representing increases of 13.0% YoY and 0.5% sequentially. Demand deposits reached Ps.364,480 million, increasing 24.6% YoY and 4.8% sequentially. Term deposits, in turn, reached Ps.154,352 million, showing decreases of 7.4% YoY and 8.5% QoQ.

Santander México continues to implement its strategy of further enhancing customer service to meet the needs of each segment. Campaigns targeting the SMEs and middle-market segments, together with products offered to middle- and high-income clients have resulted in increases of 16.9%, 21.8% and 16.5% in demand deposits from individuals, SMEs and middle-market, respectively.

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LIQUIDITY COVERAGE RATIO

Pursuant Banxico’s and CNBV regulatory requirements, the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 1Q16 was 120.52% which compares to 107.45% in 4Q15. (Please refer to note 25 of this report).

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CAPITALIZATION AND ROAE

Capitalization
Millions of Mexican Pesos	1Q16	4Q15	1Q15

Tier 1	83,730	80,328	79,292
Tier 2	22,857	23,311	20,231
Total Capital	106,587	103,639	99,523

Risk-weighted assets
Credit risk	504,696	487,440	410,557
Credit, market and operational risk	691,581	664,122	601,085

Credit risk ratios:
Tier 1 (%)	16.6	16.5	19.3
Tier 2 (%)	4.5	4.8	4.9
Capitalization ratio (%)	21.1	21.3	24.2

Total capital ratios:
Tier 1 (%)	12.1	12.1	13.2
Tier 2 (%)	3.3	3.5	3.4
Capitalization ratio (%)	15.4	15.6	16.6

Banco Santander México’s preliminary capital ratio at period end 1Q16 was 15.4%, compared to 16.6% and 15.6% at 1Q15 and 4Q15, respectively. The 15.4% capital ratio was comprised of 12.1% fundamental (CET1) and 3.3% non-fundamental (Tier 2).

As of February 2016, Banco Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated March 2016, which is the most recent available analysis.

ROAE in 1Q16 was 12.3%, which compares with 12.0% in 1Q15 and 12.9% in 4Q15.

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RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

Relevant Events

General Ordinary and Extraordinary Shareholders’ Meeting

On April 28, 2016, Santander México will hold its General Ordinary and Extraordinary Shareholder’s Meeting.

Santander México appoints Deputy General Director of its Global Corporate Banking division

On April 5, 2016, Santander México hired Jorge Arturo Arce as Deputy General Director of Global Corporate Banking.

Banco Santander México issued debt in the local market

On March 18, 2015, Banco Santander México issued a two-year, Ps.3,000 million bond at a variable rate of TIIE + 15 basis points.

Aeroméxico, Santander México, Club Premier and Visa announced an alliance to launch the new Santander Aeroméxico credit card

On February 23, 2016, Aeroméxico, Santander México, Club Premier and Visa announced an alliance to launch the new Santander Aeroméxico credit card.

Santander México will exclusively provide this card for the next 10 years, which in addition to presenting an innovative design as the first card with "quick read" and vertical format, will offer a comprehensive reward program, reaching a greater segment coverage.

Representative Transactions

Santander México acted as joint placement agent of Telesites’ bond issuance

Banco Santander México acted as joint placement agent of a Ps.2,500 million bond issuance in connection with the re-opening of Telesites’ ten-year, fixed rate tranche.

Santander México acted as Joint Lead Arranger & Joint Bookrunner for the re-financing of Axtel’s debt

Santander acted as Joint Lead Arranger & Joint Bookrunner with four other banks in the re-financing of Axtel’s debt. The transaction consisted of a term loan in local currency and US dollars and amounted to US$750 million with a three-year and five-year tranche.

Santander México acted as Lead Arranger for the financing of Grupo R’s subsidiary

Banco Santander México acted as Lead Arranger/Agent in the financing of two drilling platforms for one of Grupo R’s subsidiary, through two leasing agreements with Pemex Perforación y Servicios which amounted to Ps.US$317 million.

Santander México acted as Joint Placement Agent of FIRA’s bond issuance

Banco Santander México acted as Joint Placement Agent of a Ps.5,000 million bond issuance by FIRA in two tranches as follows: i) a 3.5-year, Ps.2,618 million at variable rate and ii) a 10-year, Ps.2,832 million at a fixed rate.

AWARDS & RECOGNITIONS

“Best Bank in Mexico” by Global Finance

On April 13, 2016, top-tier magazine Global Finance awarded Santander México the “Best Bank in Mexico” recognizing its strong performance and growth in the country.

“Best Foreign Trade Bank in Mexico” by Euromoney

On March 10, 2016, the prestigious magazine Euromoney recognized Santander México as the “Best Bank Foreign Trade Bank in Mexico” for a fifth consecutive year.

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“Best Foreign Trade Bank in Mexico” by Global Finance

On January 20, 2016, the magazine Global Finance recognized Santander México as the “Best Bank Foreign Trade Bank in Mexico”. This award recognizes Banco Santander México’s transaction volumes, global coverage, client service, competitive pricing and use of innovative technology.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

5,000 scholarships for university students

The Scholarship Program Santander SMEs will provide 5,000 scholarships over the next three years that will allow participant SMEs to receive university students from various disciplines to conduct their professional practices for four months at no cost. Through this program, university students gain valuable experience and the Bank fulfills its objective to promote and strengthen university-business links and reaffirms its commitment to promote the prosperity of people and companies in the country.

Santander Autocompara donates to “Casa de la Amistad para Niños con Cáncer”

On February 18, 2016, representatives of the “Casa de la Amistad para Niños con Cáncer” (Friendship House for Children with Cancer”, received a donation of Ps.369,340 from Santander Autocompara.

29

CREDIT RATINGS

On April 04, 2016 -- Moody's de Mexico placed on review for downgrade the global local and foreign currency deposit ratings and counterparty risk assessments assigned to Banco Santander México, Casa de Bolsa Santander and Santander Vivienda.

These rating actions follow Moody's decision to change the outlook of Mexico's A3 government bond rating to negative from stable on 31 March 2016. In conjunction with that, Moody's has revised Mexico's Macro Profile to Moderate +, from Strong -. The reviews will consider the impact of the revised Macro Profile on bank's financial profiles, in addition to Moody's assessment of the likelihood that banks will benefit from government support.

Santander Consumo was not placed on review because it is a short-term issuance.

The following ratings were placed on review for downgrade:

Banco Santander México: Long-term global local currency deposit and foreign currency rating of A3, Long-term Mexican National Scale deposit rating of Aaa.mx, Long-term global local currency senior unsecured debt rating of A3 (BSANT 11-3, BSANT 11-4, BSANT 15,BSANT 16), Long-term Mexican National Scale senior unsecured debt rating of Aaa.mx (BSANT 11-3, BSANT 11-4, BSANT 15, BSANT 16), Baseline credit assessment of baa1, Adjusted baseline credit assessment of baa1, Long-term counterparty risk assessment of A2(cr), Short-term counterparty risk assessment of Prime-1(cr)

-	Casa de Bolsa Santander: Long-term global local currency issuer rating of Baa1, Long-term Mexican National Scale issuer rating of Aaa.mx

-	Santander Vivienda: Long-term global local currency senior unsecured debt rating of A3 (HICOAM 07), Long-term Mexican National Scale senior unsecured debt rating of Aaa.mx (HICOAM 07)

Banco Santander México	Moody’s	Fitch Ratings
Global scale
Foreign currency
Long term	A3*	BBB+
Short Term	P-2	F2

Local currency
Long term	A3*	BBB+
Short Term	P-2	F2

National scale
Long term	Aaa.mx*	AAA(mex)
Short Term	Mx-1	F1+(mex)

Rating viability (VR)	----	bbb+
Support	----	2
Counterparty risk Assessments (CR)
Long Term	A2 (cr)*	----

Short Term	P-1 (cr)*	----

Standalone BCA	baa1*	----

Outlook	Review for Downgrade	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2024	Baa3*	BB+

Long-term senior unsecured global notes due 2022	A3*	BBB+

Last publication:	Apr-8-2016	Jun-25-2015

30

Santander Vivienda	Moody´s	Fitch Ratings
National scale
Long Term	----	AAA (mex)

Short Term	----	F1+ (mex)

Notes HICOAM 07

Global Scale
Local currency
Long Term	A3*	----

National scale
Long Term	Aaa.mx*	AAA(mex)

Standalone BCA	b1*	----
Outlook	Review for Downgrade	Stable

Last publication:	Apr-14-2016	June-9-2015

RMBS Primary Servicer	----	AAFC1(mex)

Outlook	----	Stable

Last publication:	----	Nov-10-2015

Santander Consumo	Moody´s	Fitch Ratings
National Scale
Long term	----	AAA (mex)
Short Term	----	F1+ (mex)

Unsecured bonds Issuance Program

Global Scale
Local currency
Short term	P-2	----

National Scale
Short Term	MX-1	F1+ (mex)

Standalone Credit Profile (SCP)	ba3	----
Outlook	Stable	Stable

Last publication:	Nov-13-2015	Dec-18-2015

31

Brokerage - Casa de Bolsa Santander	Moody´s	Fitch Ratings
Global scale
Local currency
Long term	Baa1*	----
Short term	P-2	----

National scale
Local currency
Long term	Aaa.mx*	AAA(mex)
Short term	Mx-1	F1+(mex)

Standalone BCA	b1*	----
Outlook	Review for Downgrade	Stable

Last publication:	Apr-16-2016	Sep-01-2015

* Ratings that are placed on review for downgrade

Notes:

▪ BCA = Baseline Credit Assessment

▪ SR = Support Rating

▪ VR = Viability Rating

▪ SCP = Standalone Credit Profile

▪ CR= Counterparty Risk Assessments

32

1Q16 EARNINGS CALL DIAL-IN INFORMATION

Date:	Wednesday, April 27, 2016
Time:	9:00 AM (MCT); 10:00 AM (US ET)
Dial-in Numbers:	1-888-211-0353 US & Canada 1-913-981-5529 International & Mexico
Access Code:	1841234
Webcast:	http://public.viavid.com/index.php?id=118986
Replay:	Starting: Wednesday, April 27, 2016 at 1:00 pm US ET, and Monday, May 2, 2016 at 11:59 pm

US ET Dial-in number: 1-877-870-5176 US & Canada; 1-858-384-5517 International & Mexico Access Code: 1841234

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA, Brasil Plural, BTG Pactual, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, Itaú, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Scotiabank, Signum PCB, UBS and Vector.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

COST OF RISK: Annualized provisions for loan losses divided by average loan portfolio

Note:

•	Annualized figures consider (1Q16x4) cumulative results
•	Average figures are calculated using 4Q15 and 1Q16

33

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2016, Santander México had total assets of Ps.1,233 billion under Mexican Banking GAAP and more than 12 million customers. Headquartered in Mexico City, the Company operates 1,079 branches and 307 offices nationwide and has a total of 17,203 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011. The exchange rate used to convert foreign currency transactions to pesos is Ps.17.2370

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Gerardo Freire Alvarado – Executive Director of Investor Relations

+ 52 (55) 5269-1827 / + 52 (55) 5269-1828

gfreire@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

34

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in our annual report20F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

35

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: www.cnbv.gob.mx

36

Consolidated balance sheet
Millions of Mexican pesos
	2016				2015
	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	114,076	99,838	97,641	102,323	105,370

Margin accounts	2,104	1,943	2,608	3,181	2,844

Investment in securities	334,740	329,345	332,893	269,782	271,576
Trading securities	218,216	210,158	233,074	194,057	198,638
Securities available for sale	110,838	113,549	94,227	70,178	67,436
Securities held to maturity	5,686	5,638	5,592	5,547	5,502

Debtors under sale and repurchase agreements	5,349	5,758	9,755	19,303	7,331

Securities Lending	0	1	0	1	1

Derivatives	144,509	128,789	133,864	99,783	100,357
Trading purposes	132,537	116,668	116,898	90,763	89,721
Hedging purposes	11,972	12,121	16,966	9,020	10,636

Valuation adjustment for hedged financial assets	91	104	100	106	49

Performing loan portfolio
Commercial loans	320,669	326,979	311,781	291,182	277,921
Commercial or business activity	250,098	257,268	248,778	239,301	221,884
Financial entities loans	8,023	9,841	5,883	5,745	5,444
Government entities loans	62,548	59,870	57,120	46,136	50,593
Consumer loans	89,908	88,029	85,010	81,139	74,714
Mortgage loans	116,523	114,489	110,894	107,371	104,645
Total performing loan portfolio	527,100	529,497	507,685	479,692	457,280

Non-performing loan portfolio
Commercial loans	7,151	8,596	9,182	9,876	9,155
Commercial or business activity	7,151	8,593	9,179	9,872	9,152
Government entities loans	0	3	3	4	3
Consumer loans	3,363	3,664	3,263	3,211	2,799
Mortgage loans	5,638	5,988	5,907	5,721	5,504
Total non-performing portfolio	16,152	18,248	18,352	18,808	17,458
Total loan portfolio	543,252	547,745	526,037	498,500	474,738

Allowance for loan losses	(18,993)	(19,743)	(19,415)	(18,643)	(17,382)
Loan portfolio (net)	524,259	528,002	506,622	479,857	457,356

Accrued income receivable from securitization transactions	112	73	76	97	128
Other receivables (net)	77,433	61,083	71,361	62,629	93,035
Foreclosed assets (net)	557	557	536	387	383
Property, furniture and fixtures (net)	5,464	5,556	5,416	5,279	5,378
Long-term investment in shares	183	182	155	139	172
Deferred taxes and deferred profit sharing (net)	17,912	18,097	16,598	16,857	16,737
Deferred charges, advance payments and intangibles	6,020	5,328	5,058	5,057	5,180
Other	204	201	199	191	200

Total assets	1,233,013	1,184,857	1,182,882	1,064,972	1,066,097

37

Consolidated balance sheet
Millions of Mexican pesos
	2016				2015
	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	563,874	556,555	527,103	514,371	489,572
Demand deposits	364,480	347,786	325,928	311,891	292,441
Time deposits – general public	114,350	121,501	123,315	119,154	122,408
Time deposits – money market	40,002	47,145	43,470	51,160	44,281
Credit instruments issued	45,042	40,123	34,390	32,166	30,442

Bank and other loans	62,536	62,455	59,687	55,411	72,918
Demand loans	8,114	9,267	11,046	13,521	23,625
Short-term loans	28,840	26,968	24,346	17,540	25,157
Long-term loans	25,582	26,220	24,295	24,350	24,136

Creditors under sale and repurchase agreements	180,394	194,224	187,015	156,999	148,043

Securities Lending	0	0	0	1	1

Collateral sold or pledged as guarantee	32,477	24,623	34,180	27,403	28,835
Repurchase	4,863	1,019	0	0	0
Securities loans	27,614	23,604	34,180	27,403	28,835

Derivatives	147,916	134,357	132,171	101,019	96,722
Trading purposes	139,996	124,801	123,129	95,125	91,732
Hedging purposes	7,920	9,556	9,042	5,894	4,990

Other payables	105,441	75,955	107,750	79,689	100,493
Income taxes payable	226	765	532	4	2
Employee profit sharing payable	295	239	177	121	269
Creditors from settlement of transactions	70,025	41,573	71,909	49,529	66,988
Payable for cash collateral received	13,875	14,275	14,420	8,290	10,472
Sundry creditors and other payables	21,020	19,103	20,712	21,745	22,762

Subordinated credit notes	22,445	22,788	22,000	20,706	19,849

Deferred revenues and other advances	613	351	387	502	661

Total liabilities	1,115,696	1,071,308	1,070,293	956,101	957,094

Paid-in capital	48,399	48,316	48,172	48,170	48,148
Capital stock	36,357	36,357	36,357	36,357	36,357
Share premium	12,042	11,959	11,815	11,813	11,791

Other capital	68,918	65,233	64,417	60,701	60,855
Capital reserves	1,944	1,944	1,944	1,944	1,944
Retained earnings	62,982	48,837	52,050	52,043	55,574
Result from valuation of available for sale securities, net	(320)	(513)	(574)	(563)	(543)
Result from valuation of cash flow hedge instruments, net	777	813	1,070	814	656
Result from holding non-monetary assets	(15)	0	0	0	0
Net income	3,539	14,141	9,917	6,453	3,215
Non-controlling interest	11	11	10	10	9
Total stockholders’ equity	117,317	113,549	112,589	108,871	109,003

Total liabilities and stockholders´ equity	1,233,013	1,184,857	1,182,882	1,064,972	1,066,097

38

Consolidated balance sheet
Millions of Mexican pesos
	2016				2015
	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

For third parties

Current client account
Client Banks	205	94	121	145	60
Liquidation of client transactions	1,476	394	(671)	62	(278)
Dividends on behalf of clients	0	1	1	1	1

Custody services
Assets under custody	122,255	128,064	144,951	141,396	158,785

Transactions on behalf of third parties
Sale and repurchase agreements	7,383	6,763	19,814	29,044	34,440
Security loans on behalf of clients	890	628	665	1,196	1,110
Collaterals received as guarantee on behalf of clients	296,256	296,865	296,958	281,112	279,132
Acquisition of derivatives	160,254	175,813	214,947	208,131	202,608
Sale of derivatives	157,539	165,376	170,745	206,769	227,950

Total on behalf of third parties	746,258	773,998	847,531	867,856	903,808

Proprietary record accounts

Contingent assets and liabilities	98	395	456	535	433

Credit commitments
Trusts	142,872	141,287	140,977	140,498	135,613
Mandates	237	243	251	252	252

Assets in custody or under administration	3,423,704	3,346,631	3,367,587	3,362,950	3,359,287

Credit commitments	148,192	138,560	147,215	137,307	144,283

Collateral received	79,456	59,377	90,808	65,160	55,814

Collateral received and sold or pledged as guarantee	42,568	22,609	37,592	12,166	11,853

Uncollected interest earned on past due loan portfolio	3,037	1,876	2,916	2,172	2,675

Other record accounts	1,065,204	971,117	855,665	775,735	703,793

Total proprietary record accounts	4,905,368	4,682,095	4,643,467	4,496,775	4,414,003

Total memorandum accounts	5,651,626	5,456,093	5,490,998	5,364,631	5,317,811

39

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

40

Consolidated statement of income
Millions of Mexican pesos
	2016					2015
	1Q	12M	4Q	3Q	2Q	1Q
Interest income	17,907	63,773	17,296	15,996	15,660	14,821
Interest expense	(6,207)	(21,141)	(5,865)	(5,186)	(5,194)	(4,896)
Net interest income	11,700	42,632	11,431	10,810	10,466	9,925

Provisions for loan losses	(4,709)	(17,244)	(4,424)	(4,594)	(4,543)	(3,683)
Net interest income after provisions for loan losses	6,991	25,388	7,007	6,216	5,923	6,242

Commission and fee income	4,613	18,246	4,603	4,673	4,771	4,199
Commission and fee expense	(1,004)	(3,474)	(826)	(987)	(760)	(901)
Net gain (loss) on financial assets and liabilities	695	2,265	347	583	540	795
Other operating income	236	1,379	706	325	109	239
Administrative and promotional expenses	(6,889)	(25,643)	(6,437)	(6,426)	(6,391)	(6,389)
Operating income	4,642	18,161	5,400	4,384	4,192	4,185

Equity in results of associated companies	0	81	28	15	19	19

Operating income before income taxes	4,642	18,242	5,428	4,399	4,211	4,204

Current income taxes	(798)	(4,993)	(2,242)	(703)	(1,061)	(987)
Deferred income taxes (net)	(304)	893	1,038	(232)	89	(2)

Income from continuing operations	3,540	14,142	4,224	3,464	3,239	3,215

Consolidated net income	3,540	14,142	4,224	3,464	3,239	3,215

Non-controlling interest	(1)	(1)	0	0	(1)	0
Net income	3,539	14,141	4,224	3,464	3,238	3,215

41

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

42

Consolidated statements of changes in stockholders’ equity
From January 1st to march 31, 2016
Millions of Mexican pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Result from holding non-monetary assets	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2015	36,357	11,959	1,944	48,837	(513)	813	0	14,141	10	113,548
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				14,141				(14,141)		0
TOTAL	0	0	0	14,141	0	0	0	(14,141)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					193					193
Result from valuation of cash flow hedge instruments, net						(36)				(36)
Shares held by treasury		83								83
Recoveries of allowance for loan losses previously applied to retained earnings				4						4
Measurements defined benefit employees							(15)			(15)
Net income								3,539	1	3,540

TOTAL	0	83	0	4	193	(36)	(15)	3,539	1	3,769

BALANCE AS OF MARCH 31, 2016	36,357	12,042	1,944	62,982	(320)	777	(15)	3,539	11	117,317

43

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

44

Consolidated statement of cash flows
From January 1st to march 31, 2016
Millions of Mexican pesos

OPERATING ACTIVITIES
Net income		3,539
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(739)
Depreciation of property, furniture and fixtures	239
Amortizations of intangible assets	308
Current and deferred income taxes	1,102
Deferred employee profit sharing	2
Provisions	151	1,063
		4,602

OPERATING ACTIVITIES
Margin accounts		(162)
Investment in securities		(4,692)
Debtors under sale and repurchase agreements		409
Derivatives-asset		(15,745)
Loan portfolio-net		4,044
Accrued income receivable from securitization transactions		(40)
Foreclosed assets
Other operating assets		(17,592)
Deposits		7,313
Bank and other loans		81
Creditors under sale and repurchase agreements		(13,830)
Collateral sold or pledged as guarantee		7,853
Derivatives-liability		12,732
Subordinated credit notes		(356)
Other operating liabilities		30,273
Payments of income taxes		(905)

Net cash provided by (used in) operating activities		13,985

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		1
Payments for acquisition of property, furniture and fixtures		(147)
Payments for acquisition of intangible assets		(428)

Net cash provided by (used in) investing activities		(574)

FINANCING ACTIVITIES

Proceeds from associated for purchase of treasury shares		84
Recovery of reserves previously applied to retained earnings		4

Net cash used in financing activities		88

Net increase in cash and cash equivalents		13,499

Adjustment to cash flows for changes in exchange rate		739

Funds available at the beginning of the year		99,838

Funds available at the end of the year		114,076

45

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

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Significant accounting policies

New accounting principles

Modifications in accounting criteria issued by the Commission

On November 25, 2015 several amendments to the accounting criteria for credit institutions were published in the Federal Official Gazette. The purpose of these amendments is to make the necessary adjustments to the accounting criteria of credit institutions for the operations they perform, in order to have reliable financial information. These amendments went into effect on January 1, 2016.

a.	Accounting Criterion C-5, Consolidation of special-purpose entities, is eliminated.

b.	The following are added as part of the accounting criteria of the Commission: Norma de Información Financiera (NIF) C-18, Obligations associated with the retirement of property, plant and equipment, and NIF C-21, Agreements with joint control, due to the enactment of such standards by the Consejo Mexicano de Normas de Información Financiera, A.C. (CINIF).

c.	For the consolidated financial statements, it is established that those special-purpose entities (SPE) created before January 1, 2009 in which control was maintained, will not be required to apply the provisions contained in NIF B-8, Consolidated or combined financial statements, in relation to their consolidation.

d.	It is established that overdrafts on checking accounts of customers who do not have a credit line for such purposes, will be classified as overdue debts and at the same time as such classification an estimate must be established for the total amount of such overdraft at the time this occurs.

e.	It is established that the net asset for defined benefits to employees must be presented on the balance sheet under the heading of “Other assets”.

f.	It is specified that the applicable regulation must be applied according to that set forth by Banco de México to include the purchase of foreign currencies which are not considered derivatives, as “Funds available”.

g.	It is established that if the balance of foreign currencies to be received offset with foreign currencies to be delivered should reach a negative balance, such item must be presented under the heading of “Other payables”.

h.	It is established that if any item of restricted funds available should reach a negative balance, such item must be presented under the heading “Other payables”. Previously, restricted funds available were not considered for such presentation.

i.	The definition of “Transaction costs” in Accounting Criterion B-2, Investments in securities and in Accounting Criterion B-5, Derivatives and hedge operations, is modified.

j.	The definitions of “Borrower”, “Appraisal Percentage Guarantees”, “Payment capacity”, “Extended Portfolio”, “Assignment of Credit Rights”, “Consolidation of Credits”, “Debtor of Credit Rights”, “Vendor of Discounted Receivables”, “Financial Factoring”, “Purchaser of Discounted Receivables”, “Line of Credit”, “Discount Transaction”, “Special Repayment Regime”, “Ordinary Repayment Regime” and “Housing Subaccount”, are incorporated into Accounting Criterion B-6, Loan Portfolio

k.	The definition of “Renewal” is modified in Accounting Criterion B-6, Loan Portfolio, to now consider it as that transaction in which the loan balance is settled partially or totally, through an increase in the total amount of the loan, or using the proceeds derived from another loan contracted with the same entity, involving either the same debtor, a joint obligor of such debtor, or another person who, due to his asset ties, represents common risks.

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l.	“Mortgage Loans” are defined as those credits intended for remodeling or improvement of the home which are backed by the savings in the borrower’s housing subaccount, or have a security interest granted by a development bank or a public trust established by the Federal Government for economic development.

m.	Loans for financial factoring, discount and credit right assignment operations are incorporated in the definition of “Commercial Loans”.

n.	It is clarified that a loan will not be considered as renewed for any dispositions made during the effective term of a pre-established line of credit, provided that the borrower has settled the total amount of the payments which are due and payable under the original loan conditions.

o.	It is established that when credit dispositions made under a line of credit are restructured or renewed independently from the line of credit which supports them, they must be assessed in accordance with the characteristics and conditions applicable to the restructured or renewed disposition or dispositions.

When as a result of such evaluation it is concluded that one or more dispositions granted under a line of credit should be transferred to overdue portfolio due to the effect of their restructuring or renewal and such dispositions, individually or collectively, represent at least 40% of the total disposed balance of the line of credit at the date of the restructuring or renewal, such balance, as well as its subsequent dispositions, must be transferred to overdue portfolio as long as there is no evidence of sustained payment of the dispositions which originated the transfer to overdue portfolio, and the total dispositions granted under the line of credit fulfilled the due and payable obligations at the date of transfer to current portfolio.

The aforementioned percentage is applicable as of January 1, 2016, and will be reduced to 30% for the year 2017, and 25% for the year 2018 and thereafter.

p.	It is established that in the case of loans acquired from INFONAVIT or the FOVISSSTE, where there is an obligation to respect the terms which the aforementioned agencies contracted with the borrowers, sustained payment of the loan is deemed to exist when the borrower has timely settled the total due and payable amount of principal and interest, of at least one repayment in the credits under the Ordinary Repayment Regime (ROA) and three repayments for the loans under the Special Repayment Scheme (REA).

q.	It is stipulated that for restructurings of loans with periodic payments of principal and interest whose repayments are less than or equal to 60 days in which the periodicity of payment is modified to shorter periods, the number of repayments equivalent to three consecutive repayments under the original loan payment scheme must be considered.

r.	The assumptions are established to consider that sustained payment exists for those loans with a single payment of principal at maturity, regardless of whether the payment of interest is periodic or at maturity, as follows:

i.	The borrower must have paid at least 20% of the original loan amount at the time of the restructuring or renewal, or,

ii.	The amount of the accrued interest must have been paid in accordance with the payment scheme for the respective restructuring or renewal at a term of 90 days.

s.	With regard to consolidated loans, if two or more loans originated the transfer to overdue portfolio of the total balance of the consolidated loan, to determine the repayments required to consider their sustained payment, the original loan payment scheme whose repayments are equal to the longest repayment period must be considered. Previously the practice was to give the treatment for the worst of the credits to the total balance of the restructuring or renewal.

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t.	It is established that evidence must be made available to the Commission when demonstrating sustained payment to substantiate that the borrower has the appropriate payment capacity at the time the restructuring or renewal is performed, so as to meet the new loan conditions.

u.	It is clarified that the advance payment of installments of restructured or renewed loans, different from those with a single payment of principal at maturity, regardless of whether the interest is paid periodically or at maturity, is not considered to be sustained payment. This is the case with repayments of restructured or renewed loans which are paid before the calendar day’s equivalent to loans with repayments that cover periods greater than 60 calendar days have elapsed.

v.	The extension of the loan term is incorporated as a restructuring situation.

w.	The respective standards for the recognition and valuation of financial factoring, discounting and credit right assignment transactions are included.

x.	It is established that commissions and fees different from those collected for granting the credit will be recognized in results of the year on the date that they are accrued, and if part or all of the consideration received for the collection of the respective commission or fee is received before the accrual of the respective income, such advance must be recognized as a liability.

y.	The item stating that overdrafts in customer checking accounts should be reported as overdue portfolio is eliminated.

z.	It is established that repayments which have not been fully settled under the terms originally agreed and are 90 days or more in arrears with the payments related to the loans which the entity acquired from the INFONAVIT or the FOVISSSTE, in accordance with the respective REA or ROA payment modality, as well as the loans made to individuals for the remodeling or improvement of the home for no speculative purposes which are backed by the savings from the borrower’s housing subaccount, will be considered as overdue portfolio.

aa.	The transfer to overdue portfolio of the loans referred to in the preceding point will be subject to the exceptional deadline of 180 or more days in arrears as of the date on which:

i.	The loan resources are disposed of for the purpose for which they were granted,

ii.	The borrower begins a new employment relationship in which he has a new employer, or

iii.	The partial payment of the respective repayment was received. The exception contained in this subsection will be applicable provided that it refers to credits under the ROA scheme, and each of the payments made during such period represents at least 5% of the repayment agreement.

bb.	It is specified that loans with a single payment of principal at maturity, regardless of whether the interest is paid periodically or at maturity, will be considered as overdue portfolio as long as there is no evidence of sustained payment.

cc.	It will be considered that loans granted under a new line of credit, revolving or not, which are restructured or renewed at any time, may remain in current portfolio provided that there are grounds to justify the payment capacity of the debtor. Furthermore, the borrower must have:

i.	Settled the total amount of due and payable interest;

ii.	Settled all of the payments for which he is liable under the terms of the contract at the date of the restructuring or renewal.

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dd.	Additionally, with respect to loans granted under a given line of credit, they shall be evaluated taking into account the characteristics and conditions applicable to restructured or renewed loans whenever such restructuring or renewal is made independently from the line of credit to which they are related.

If such evaluation concludes that one or more of the loans granted under a line of credit should be transferred to the overdue portfolio as a result of the restructuring or renewal, and if such loans represent, individually or in the aggregate, at least 25% of the total outstanding amount of the line of credit at the date of the restructuring or renewal, the outstanding amount, as well as any subsequent loans granted, shall be transferred to the overdue account until there are no evidences of sustained payment of the loans that led to the transfer to the overdue portfolio, and that all loans given under the line of credit have complied with the required obligations as of the date of the transfer to the current portfolio.

ee.	The requirement that the borrower must have paid the total amount of the interest accrued at the date of renewal or restructuring to consider that a loan remains current will be considered as fulfilled, when after the interest accrued at the final cutoff date has been paid, the term elapsed between such date and the restructuring or renewal does not exceed the lower of half of the payment period under way or 90 days.

ff.	Current loans with periodic partial payments of principal and interest which are restructured or renewed more than once may remain in current portfolio if there are elements to justify the payment capacity of the debtor. It is specified that in the case of commercial loans, such elements must be duly documented and placed in the loan file.

gg.	If different loans granted by the same entity to the same borrower are consolidated in a restructuring or renewal, each of the consolidated loans must be analyzed as if they were restructured or renewed separately and, if as a result of such analysis it is concluded that one or more of such loans would have been transferred to overdue portfolio due to the effect of such restructuring or renewal, then the total balance of the consolidated loan must be transferred to overdue portfolio.

hh.	With regard to presentation standards in the balance sheet and the statement of income, it is established that:

i.	Housing loans acquired from the INFONAVIT or the FOVISSSTE must be segregated inside the current portfolio, into ordinary portfolio and extended portfolio.

ii.	It is specified that the amount of loans for financial factoring, discount and credit rights assignment transactions will be presented net of the respective appraisal percentage guarantee.

iii.	Any commissions received before the accrual of the respective revenue will be presented under the heading of “Deferred credits and advance collections”.

iv.	The financial revenue accrued in the financial factoring, discount and credit rights assignment transactions will be considered as interest income.

ii.	With regard to disclosure standards, new requirements are incorporated such as:

i.	Breakdown of the restricted current portfolio and unrestricted and overdue portfolio for the media and residential portfolio, low income portfolio, remodeling or improvement secured by the housing subaccount and loans acquired from the INFONAVIT or the FOVISSSTE, segregated into ordinary portfolio and extended portfolio.

ii.	Total amount and number of loans acquired from the INFONAVIT or the FOVISSSTE transferred to overdue portfolio, as well as the total amount of loans that were not transferred to overdue portfolio, segregated into loans that the entity acquired from the INFONAVIT or the FOVISSSTE, in accordance with the respective REA or ROA payment modality, and loans granted to individuals for remodeling or improving the home for no speculative purposes, which are backed by the savings of the borrower’s housing subaccount.

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iii.	Principal characteristics of the loans acquired from the INFONAVIT or the FOVISSSTE, describing at least those related to their classification as extended portfolio, ROA and REA, together with those related to the assignment of such credits.

iv.	Description of the obligation and rights held by the INFONAVIT and FOVISSSTE in relation to the portfolio acquired by the entity.

v.	Identification by type of loan for the medium and residential portfolio, low income portfolio, remodeling or improvement guaranteed by the housing subaccount, and loans acquired from the INFONAVIT or FOVISSSTE of the balance of the overdue portfolio as of the date on which it was classified as such, in the following terms: from 1 to 180 calendar days, from 181 to 365 calendar days, from 366 calendar days to two years, and more than two years in overdue portfolio.

vi.	Total amount of housing loans backed by the housing subaccount, broken down into current and overdue portfolio and specifying the percentage which it represents of the total housing loans.

vii.	Total accumulated amount of the restructuring or renewal by type of loan, differentiating that originated in the exercise of those consolidated loans transferred to overdue portfolio as of result of a restructuring or renewal, from those restructured loans to which the criteria for the transfer to overdue portfolio were not applied.

jj.	It is established in Accounting Criterion B-7, Foreclosed assets, that in the case of assets whose valuation to determine fair value may be made through an appraisal, the latter must comply with the requirements established by the Commission for providers of bank appraisal services.

kk.	It is clarified in Accounting Criterion C-2, Securitization transactions, that in the case of stock market instruments executed and recognized in the consolidated financial statement prior to January 1, 2009, it will not be necessary to reevaluate the transfer of recognized financial assets prior to such date.

In this regard, the principal effects that this exception might have on such financial statements should be disclosed in notes to the financial statements, as well as the effects of recognition of the adjustments for valuation of the profits on the remnant of the assignee (recognized in results or in stockholders’ equity) and of the asset or liability recognized for administration of transferred financial assets.

ll.	The definition of “Agreement with Joint Control”, “Joint Control” is incorporated, and the definition of “Associated Company”, “Control” “Holding Company”, “Significant Influence”, “Related Parties” and “Subsidiary” is modified in Accounting Criterion C-3, Related parties.

mm.	Individuals or business entities which, directly or indirectly, through one or more intermediaries exert significant influence on, are significantly influenced by, or are under significant influence of the entity, as well as agreements with joint control in which the entity participates, are now considered to be related parties.

nn.	The disclosure requirements contained in Accounting Criterion C-3, Related parties, are extended to agreements with joint control.

oo.	As an amendment to Accounting Criterion C-4, Information by segments, the purchase and sale of foreign currency is incorporated within the segment of Treasury and investment banking operations.

pp.	Different modifications are made to the presentation of the balance sheet to incorporate the opening of the current and overdue home loan portfolio in the following segments: medium and residential, low income, loans acquired from the INFONAVIT or FOVISSSTE, and remodeling and improvement with collateral granted by the development bank or public trusts.

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qq.	The requirement is established to present on the balance sheet as a liability under the heading “Inactive global deposits account”, the principal and interest on deposit instruments which do not have a date of maturity or, when they do, they are renewed automatically, as well as the transfers or expired or unclaimed investments referred to in article 61 of the Credit Institutions Law.

rr.	A heading named “Re-measurements for defined benefits to employees” is added as part of earned capital on the balance sheet, as a result of the enactment of NIF D-3, Employee benefits.

ss.	The heading “Collateral granted” is incorporated at the foot of the balance sheet within memorandum accounts.

tt.	It is specified that insurance and bonding, technical assistance expenses, maintenance expenses, fees different from those paid to the IPAB and consumables and fixtures should be included in the statement of income.

uu.	The statement of changes in stockholder’s equity should include re-measurements for defined benefits to employees as part of movements inherent to the recognition of comprehensive income, as a result of the enactment of NIF D-3, Employee benefits.

NIF issued by the CINIF applicable to the Institution

New NIF D-3, Employee Benefits

At January 2015, the CINIF issued several amendments to NIF D-3, Employee Benefits.

These amendments came into effect from at January 1, 2016.

The principal modifications derived from the application of this new NIF D-3 in Santander México’s financial information are as follows:

•	Discount rate for liabilities - Defined Benefits Obligation (DBO)

-	The discount rate to calculate the DBO will be determined by taking the market rate of high-quality corporate bonds, provided that there is a deep market for such bonds. Otherwise, the market rate of the bonds issued by the federal government must be taken.

•	Recognition of actuarial gains and losses

-	The use of the “corridor” approach is eliminated for the deferral of actuarial gains and losses.

-	The accumulated balance of retained earnings and accumulated losses as of December 31, 2015 will be recognized as part of stockholders’ equity and in liabilities as of January 1, 2016.

-	Any actuarial gains and losses generated as of January 1, 2016 will be treated as re-measurements for defined benefits to employees, and will be recognized in stockholders’ equity and in liabilities.

•	Amortization of actuarial gains and losses

-	The actuarial gains and losses recognized in stockholders’ equity must be recycled to results in the Remaining Useful Life of the Plan.

•	Expected return on plan assets

-	The expected return on the plan assets will be estimated with the discount rate of the liabilities instead of the expected rate of return for the fund.

Due to the enactment of the NIF D-3, on December 31, 2015 the Commission issued different transitory articles to the “Resolution amending the General provisions applicable to credit institutions”, published in the Federal Official Gazette on November 9, 2015.

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These transitory articles establish that credit institutions may recognize the entire balance of plan amendments (past service) and the accumulated balance of the plan’s actuarial gains and losses not recognized for entities which used “corridor” approach progressively at the latest on December 31 of each year.

If the option is taking to progressively apply the aforementioned balances, the recognition of such balances should begin in the year 2016, recognizing 20% in that year and another 20% in each of the subsequent years, until reaching 100% within a maximum term of five years.

The re-measurements of gains and losses from the defined benefits plan which should be recognized at the end of each period, together with their respective recycling to results of the year, should be calculated on the total amount of the plan’s gains or losses; i.e., on the aggregate of the plan’s actuarial gains or losses, plus those not recognized on the balance sheet of the credit institutions.

Credit institutions which elect to apply this option must report their decision to the Commission at the latest by January 31, 2016.

By the same token, if all or part of the remnant effect is recognized before the established deadlines, the Commission must be informed within the 30 calendar days following the date on which the respective accounting record is made. The entities may perform such recognition in advance, provided that at least 20% or the total remnant is recognized in the respective year.

Credit institutions which applied any of the aforementioned options should disclose the adjustments derived from applying the option in question in the public financial reporting communications for the years 2016 and up to that in which the progressive recognition of the aforementioned effects is concluded.

In this regard, the initial effect that the application of the NIF D-3 in subsequent years due to the accumulated balance of actuarial losses not recognized as of December 31, 2015 is $2,771 million. This balance will be recognized within Earned capital under the heading of “Re-measurements for employee defined benefits” as of the year 2016, recognizing 20% of the accumulated balance in such year and an additional 20% in each of the subsequent years until reaching 100% over a maximum five-year period.

Furthermore, this accumulated balance of actuarial losses not recognized as of December 31, 2015 will be recycled to results during the Useful Life of the Plan, which fluctuates between 9.5 and 14 years depending on the respective benefit.

During the first quarter of 2016, Santander Mexico has not made any accounting recognition of the option used.

If the option was not applied as indicated above, Santander Mexico had recognized and presented in the consolidated balance sheet an increase in "Provision for employee benefits" and a decrease in Earned capital under the heading of “Re-measurements for employee defined benefits” for an amount of $ 2.771 million.

NIF and Interpretations of the NIF (INIF) Enacted

The CINIF has issued the following NIFs and INIF:

a.	Effective as of January 1, 2016:

INIF 21, Recognition of payments for employee separation

b.	Effective as of January 1, 2018:

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NIF C-2, Investment in financial instruments

NIF C-3, Accounts receivable

NIF C-9, Provisions, contingencies and commitments

NIF C-16, Impairment on financial instruments receivable

NIF C-19, Financial instruments payable

NIF C-20, Financial instruments receivable

NIF D-1, Revenue from contracts with customers

NIF D-2, Costs from contracts with customers

Improvements to NIF 2016

The following improvements were issued, effective January 1, 2016, which generate accounting changes:

NIF B-7, Business acquisitions – Clarifies that the acquisition and/or merger of entities under common control, and the acquisition of noncontrolling equity or the sale without losing control of the subsidiary, are outside the scope of this NIF, regardless of how the amount of the consideration was determined.

NIF C-1, Cash and cash equivalents and NIF B-2, Statement of cash flows – Modified to consider foreign currency as cash and not as cash equivalents. Clarifies that both the initial and subsequent valuation of cash equivalents must be at fair value.

Bulletin C-2, Financial instruments and Document of amendments to Bulletin C-2 –

i)	The definition of financial instruments available for sale is modified to clarify that they are those in which investment is made from time to time with the intention of trading them over the medium-term prior to maturity, so as to obtain profits based on changes in market value, and not only through their related returns.

ii)	Criteria for classifying a financial instrument as available for sale is clarified to prohibit such classification when i) the intention is to hold it for an indefinite period, ii) the entity is willing to sell the financial instrument, iii) it has a sale or redemption option on the instrument, and iv) the issuer of the instrument has the right to liquidate the financial instrument at an amount significantly lower than its amortized cost.

iii)	The concept of purchase expenses is eliminated and the definition of transaction costs is incorporated.

iv)	The reversal of impairment losses from financial instruments held to maturity is allowed, in the net income or loss for the period.

NIF C-7, Investments in associates, joint ventures and other permanent investments – Establishes that contributions in kind should be recognized at the fair value that was negotiated between owners or shareholders, unless they are the result of debt capitalization, in which case they should be recognized for the capitalized amount.

Bulletin C-10, Financial derivatives and hedge transactions-

a.	The method to be used to measure the effectiveness should be defined, which should be evaluated at the beginning of the hedge, in the following periods and at the date of the financial statements.

b.	Clarifies how to designate a primary position.

c.	The accounting for the transaction costs of a financial derivative is modified to be recognized directly in the net income or loss of the period at acquisition, and not deferred and amortized during its effective term.

d.	Clarifications are made on the recognition of embedded derivatives.

The following improvements were issued which do not generate accounting changes:

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NIF C-19, Financial instruments payable (FIP) - Clarifications are made with regard to: i) the definition of transaction costs, ii) when amortization of the transaction costs should be recalculated, iii) the entity should demonstrate, as support for its accounting policy, that it complies with the conditions for designating a financial liability at fair value through net income or loss, and iv) disclosing the gain or loss when an FIP is derecognized and the fair values of significant long-term fixed-rate liabilities. Furthermore, an appendix is incorporated as support in the determination of the effective interest rate.

NIF C-20, Financial instruments receivable – Changes are incorporated to clarify and explain various concepts due to the issuance of the new NIF related to financial instruments and the final issuance of IFRS 9, Financial Instruments. The most important of these include: transaction costs and related amortization, effective interest rate, impairment, foreign-currency instruments, reclassification between fair value debt instruments and financial instruments receivable, the value of money over time and disclosure of qualitative and quantitative information.

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Earnings per ordinary share and earnings per diluted share
(Millions of Mexican pesos, except shares and earnings per share)

	MARCH 2016			MARCH 2015			MARCH 2014
	Earnings	Shares -weighted-	Earnings per share	Earnings	Shares -weighted-	Earnings per share	Earnings	Shares -weighted-	Earnings per share

Earnings per share	3,539	6,778,545,893	0.52	3,215	6,778,125,004	0.47	3,259	6,774,978,217	0.48

Treasury shares		7,849,020			8,269,909			11,416,696

Diluted earnings per share	3,539	6,786,394,913	0.52	3,215	6,786,394,913	0.47	3,259	6,786,394,913	0.48

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	3,539	6,786,394,913	0.52	3,215	6,786,394,913	0.47	3,259	6,786,394,913	0.48

Balance outstanding shares as of march 31, 2016	6,779,845,281

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Consolidated Balance Sheet by Segment
Millions of Mexican Pesos

	As of March 31, 2016			As of March 31, 2015
	Retail Banking	Global Corporate Banking	Corporate Activities	Retail Banking	Global Corporate Banking	Corporate Activities
Assets
Cash and due from banks	49,655	29,901	34,520	44,752	23,563	37,055
Margin Accounts	0	2,104	0	0	2,844	0
Investment in securities	0	217,476	117,264	0	198,307	73,269
Debtors under sale and repurchase agreements	0	5,349	0	0	7,331	0
Securities loan	0	0	0	0	1	0
Derivatives	0	132,636	11,873	0	89,721	10,636
Valuation adjustment for hedged financial assets	0	0	91	0	0	49
Total loan portfolio	431,043	112,180	29	367,393	107,202	143
Allowance for loan losses	(15,471)	(3,522)	0	(13,173)	(4,209)	0
Loan Portfolio (net)	415,572	108,658	29	354,220	102,993	143
Accrued income receivable from securitization transactions	0	0	112	0	0	128
Other receivables (net)	937	66,467	10,029	1,289	78,478	13,268
Foreclosed assets (net)	393	164	0	328	55	0
Properties, furniture and fixtures (net)	4,617	778	69	4,544	766	68
Long-term investments in shares	0	0	183	0	0	172
Deferred charges, advance payments, intangibles assets	0	0	17,912	0	0	16,737
Other assets	1,717	936	3,571	1,665	809	2,906
Total assets	472,891	564,469	195,653	406,798	504,868	154,431

Liabilities
Deposits	380,867	80,410	57,555	343,973	66,978	48,179
Credit instruments issued	0	15,329	29,713	0	8,089	22,353
Bank and other loans	28,474	65	33,997	24,723	71	48,124
Creditors under sale and repurchase agreements	9,216	171,178	0	15,936	132,107	0
Securities loan	0	0	0	0	1	0
Collateral sold or pledged as guarantee	0	32,477	0	0	28,835	0
Derivatives	0	139,996	7,920	0	91,732	4,990
Other payables	19,877	84,302	1,262	21,273	77,986	1,234
Subordinated debentures	0	0	22,445	0	0	19,849
Deferred revenues	613	0	0	661	0	0
Total liabilities	439,047	523,757	152,892	406,566	405,799	144,729
Total stockholders' equity	47,100	22,667	47,550	41,873	20,916	46,214
Total liabilities and stockholders' equity	486,147	546,424	200,442	448,439	426,715	190,943

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Income Statement by Segment
Millions of Mexican Pesos
	3M16			3M15
	Retail Banking	Global Corporate Banking	Corporate Activities	Retail Banking	Global Corporate Banking	Corporate Activities

Net interest income	9,828	1,274	598	8,686	891	348
Provisions for loan losses	(4,442)	(267)	0	(3,426)	(257)	0
Net interest income after provisions for loan losses	5,386	1,007	598	5,260	634	348
Commission and fee income (expense), net	3,251	368	(10)	3,025	297	(24)
Net gain (loss) on financial assets and liabilities	201	343	151	227	373	195
Other operating income (expense)	230	96	(90)	306	(19)	(48)
Administrative and promotional expenses	(5,971)	(780)	(138)	(5,524)	(737)	(128)
Operating income	3,097	1,034	511	3,294	548	343
Equity in results of associated companies	0	0	0	0	0	19
Operating income before income taxes	3,097	1,034	511	3,294	548	362

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Commercial banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global wholesale banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

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Annex 1
Loan Portfolio Rating

As of march 31, 2016
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	514,240	1,652	636	228	2,516
Risk "A-1"	444,630	1,189	174	145	1,508
Risk "A-2"	69,610	463	462	83	1,008
Risk "B"	93,027	605	3,227	268	4,100
Risk "B-1"	25,948	142	971	43	1,156
Risk "B-2"	37,758	164	1,268	96	1,528
Risk "B-3"	29,321	299	988	129	1,416
Risk "C"	25,587	453	1,713	330	2,496
Risk "C-1"	14,507	209	573	163	945
Risk "C-2"	11,080	244	1,140	167	1,551
Risk "D"	13,794	1,484	2,551	873	4,908
Risk "E"	7,820	3,069	1,585	303	4,957
Total rated portfolio	654,468	7,263	9,712	2,002	18,977

Provisions created					18,977
Complementary provisions					16

Total					18,993

Notes:

1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of March 31, 2016.

2.

Loan Portfolio and the methodology are graded according the rules issued by CNBV.

From August 2009, the Bank implemented the rules for grading revolving consumer credit card loans.

From March 2011, the Bank implemented the rules for grading non-revolving consumer and mortgage loans.

From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.

From June 2013, the bank implemented new rules for grading commercial loans.

From June 2014, the bank implemented new rules for grading financial institutions loans.

3.	Allowance created in excess are explained by the following: The Bank maintains an additional allowance to the ones necessary pursuant to the loan portfolio grading process authorized by the Commission, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the Commission in Official Letter No. 601DGSIF"C"-38625, as well as to cover the cost of Governmental Programs.

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Annex 2
Financial Ratios

Banco Santander México
Percentages	1Q16	4Q15	1Q15	2016	2015

Past Due Loans Ratio	3.0	3.3	3.7	3.0	3.7

Past Due Loans Coverage	117.6	108.2	99.6	117.6	99.6

Operative Efficiency	2.3	2.2	2.6	2.3	2.6

ROE	6.1	7.5	8.0	12.3	12.0

ROA	1.2	1.4	1.3	1.2	1.3

Capitalization Ratio
Credit Risk	21.1	21.3	24.2	21.1	24.2
Credit, Market and operations risk	15.4	15.6	16.6	15.4	16.6

Liquidity	110.5	110.4	109.0	110.5	108.9

NIM (Net Interest Margin)	2.5	2.6	2.8	2.5	2.8

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Notes to financial statements as of March 31, 2016
(Millions of pesos, except for number of shares)
1. Investment in securities

Financial instruments are constituted as follows:

Accounting Value
Trading securities:
Bank securities	7,898
Government securities	206,777
Private securities	371
Shares	3,170
218,216

Securities available for sale:
Government securities	105,248
Private securities	5,553
Shares	37
110,838

Securities held until maturity:
Government securities (special cetes)	5,686
5,686

Total	334,740

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	4,719
Government securities	630
Total	5,349

Credit balances
Bank securities	4,194
Government securities	173,421
Private securities	2,779
Total	180,394
(175,045)

3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

62

Issuer / Series	Maturity date	% Rate	Book Value

PEMEX3 030519	03-may-19	8.00%	605
PEMEX3 210121	21-jan-21	5.50%	535
PEMEC29 200723	23-jul-20	3.50%	490
PEMEH16 190204	04-feb-19	5.50%	182
PEMEX 020622	02-jun-22	8.25%	891
PEMEX 10-2	27-jan-20	9.10%	1,286
PEMEX 11-3	24-nov-21	7.65%	996
PEMEX 13	28-feb-19	4.12%	188
PEMEX 14	19-nov-20	4.21%	29
PEMEX 240225	24-feb-25	5.41%	313

		Total	5,515

Total capital as of March 2016			106,587
5 % of Total Capital			5,329

4. Derivatives

The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of march 31, 2016, are as follows:

Trading
Swaps
Interest rate	3,729,866
Cross currency	845,580

Futures	Buy	Sell

Interest rate	50	93,398
Foreign currency	5,171	0
Index	0	1,943

Forward contracts

Interest rate	0	10,020
Foreign currency	156,952	12,114
Equity	89	0

Options	Long	Short

Interest rate	112,252	160,521
Foreign currency	14,266	17,035
Index	31,529	97,412
Equity	29	104

Total trading derivatives	4,895,784	392,547

Hedging
Cash flow
Interest rate swaps	2,050
Cross currency swaps	47,607
Foreign Exchange Forwards	52,453

Fair value
Interest rate swaps	6,537
Cross currency swaps	8,660

Total hedging derivatives	117,307

Total derivative financial instruments	5,013,091	392,547

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5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of March 31, 2016, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	181,660	68,438	0	250,098
Financial entities	7,831	192	0	8,023
Government entities	47,091	15,457	0	62,548
Commercial loans	236,582	84,087	0	320,669
Consumer loans	89,908	0	0	89,908
Mortgage loans	111,992	925	3,606	116,523
Total performing loan portfolio	438,482	85,012	3,606	527,100

6. Non-performing loan portfolio
Amount

	Pesos	USD	UDIS	Total

Commercial or business activity	6,910	241	0	7,151
Commercial loans	6,910	241	0	7,151
Consumer loans	3,363	0	0	3,363
Mortgage loans	4,392	34	1,212	5,638
Total non-performing loan portfolio	14,665	275	1,212	16,152

The analysis of movements in non-performing loans from January 1 to march 31, 2016, is as follows:

Balance as of January 1, 2016		18,248

Plus: Transfer from performing loan portfolio to non-performing loan portfolio		6,938

Collections
Cash	(1,786)
Transfer to performing loan portfolio	(1,742)
Proceeds from foreclosure proceedings	(68)	(3,596)

Write-offs		(5,438)

Balance as of march 31, 2016		16,152

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st. to march 31, 2016, is as follows:

Balance as of January 1, 2016	19,743

Allowance for loan losses	4,709
Recoveries credited in results from retained earnings	(3)
Write-offs	(5,438)
Foreign exchange result	(18)
Balance as of march 31, 2016	18,993

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The table below presents a summary of write-offs by type of product as of march 31, 2016:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	2,112	101	2,213	41%
Mortgage loans	376	51	427	8%
Credit card loans	1,620	30	1,650	30%
Consumer loans	1,124	24	1,148	21%
Total	5,232	206	5,438	100%

Accumulated 2016
Commercial loans	2,112	101	2,213	41%
Mortgage loans	376	51	427	8%
Credit card loans	1,620	30	1,650	30%
Consumer loans	1,124	24	1,148	21%
Total	5,232	206	5,438	100%

Commerce Fund

Pursuant to the CNBV's authorization in Official Bulletin No. 601-I-DGSIF "C" - 38625 issued on March, 2001; as of march 31, 2016, there are Ps.4 million in allowances for loan losses from the commerce fund, which resulted from the restructuring process of Grupo Financiero Serfin. As of March 31 2016, such allowances totaled Ps.5 million.

During the first quarter of 2016, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans write-offs	(7)
Re-measurement of Udis reserves and foreign exchange effect	0
(7)

As part of the CNBV’s authorization for these reserves, in case there are loan portfolio recoveries from previously written-off loans, these recoveries will be recorded in the consolidated statement of income. During the first quarter of 2016, charges due to income statement due to recoveries of previously written-off loans amounted Mx $3 million.

8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans

9. Programs of benefits to bank debtors with the support of the Federal Government.
Breakdown of special CETES , of which Ps.3,576 correspond to the early extinction of debtor support programs:

Amount
Government Securities
Special CETES of credit support programs for Mexican States and municipalities and additional benefits	2,483
Special CETES for housing loan debtor support programs	3,576

Total securities held to maturity (no reserve)	6,059

Minus-
Reserve for Special CETES	(373)

Total securities held to maturity , net	5,686

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The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at March 31, 2016, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-170713	421-5	9,155,840	13-jul-17	94.82	868
B4-170720	424-6	86,723	20-jul-17	94.82	8
B4-220707	422-9	12,762,386	07-jul-22	94.82	1,210
B4-270701	423-2	15,292,752	01-jul-27	94.82	1,450
B4-220804	431-2	440,294	04-ago-22	86.82	38
BC-220804	431-2	71,442	04-ago-22	30.43	2

					3,576

10. Average interest rates paid on deposits

The average interest rates paid on deposits during march 2016, is as follow:

	Pesos	USD

Average balance	270,880	50,505
Interest	911	15
Rate	1.3299%	0.1157%

11. Bank and other loans
As of March 31, 2016, banks and other loans are constituted as follows:

Liabilities	Amount	Rate	Maturity

Loans in Mexican pesos

Central Bank
Call money	5,407	3.69%	To 1 day
Local bank loans	5,500	4.05%	To 4 years
Public fiduciary funds	6,609	3.94%	From 1 day to 14 years
Development banking institutions	19,514	5.27%	From 1 day to 5 years
Total	37,030

Loans in foreign currency

Foreign bank loans	21,351	0.96%	From 13 days to 5 years
Local bank loans	862	1.03%	To 75 days
Call money	2,560	0.50%	To 1 day
Local bank loans
Public fiduciary funds	533	2.00%	From 30 days to 3 years
Development banking institutions	131	5.33%	From 1 day to 6 months
Total	25,437

Total loans	62,467
Accrued interests	69

Total bank and other loans	62,536

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12. Current and deferred taxes
Current taxes are composed as follows at December 31, 2016

Income taxes	216
Deferred taxes	494	(1)
Total Bank	710
Current and-deferred taxes from other subsidiaries	392
Total Financial Group	1,102

(1) Deferred taxes are composed as follows:

Global provision	144
Fixed assets and deferred charges	5
Net effect from financial instruments	144
Accrued liabilities	211
Others	(11)
Total Bank	493
Allowance for loan losses of subsidiaries, net	(264)
Others, subsidiaries	75
Deferred income tax (net), Financial Group	304

As of ,March 31, 2016, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	11,381
Other	6,531
Total deferred income tax (net)	17,912

Deferred taxes registered in balance sheet accounts	17,912

13. Employee profit sharing

As of March 31, 2016, the deferred Employee profit sharing EPS is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,546
Fixed assets and deferred charges	758
Accrued liabilities	330
Capital losses carryforward	806
Commissions and interests early collected	156
Foreclosed assets	66
Labor provisions	94
Net effect from financial instruments	3,756

Deferred EPS liability:

Net effect from financial instruments	(313)
Advance prepayments	(103)
Others	46
Deferred EPS liability	(370)

Less - Reserve	(119)

Deferred EPS asset (net)	3,267

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14. Capitalization Ratio

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	66,932
3	Other elements of other comprehensive income (and other reserves)	13,451
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	115,180
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	3,263
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value
15	Pension plan for defined benefits	0
16 (conservative)	Investments in proprietary shares	32
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	209
19 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20 (conservative)	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	194
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	26,017

68

A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	24,177
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	532
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	1,309
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	31,451
29	Level 1 Common Capital (CET1)	83,730
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	Level 1 capital (T1 = CET1 + AT1)	83,730
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	22,497
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.	0

69

48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	360
51	Level 2 capital before regulation adjustments	22,857
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	22,857
59	Total stock (TC = T1 + T2)	106,587
60	Assets weighted by total risk	691,581
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	12.11%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.11%
63	Total capital (as percentage of assets weighted by total risks)	15.41%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	5.11%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	8,322
	Applicable limits to the inclusion of reserves in level 2 capital

70

76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

Table I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.

71

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of the investment in any share acquired by the Institution: pursuant with the provisions of the Law according to the provisions of fraction I item d) of Article 2 Bis 6 hereof; through indexes
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

72

21	The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.

73

29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.

74

61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	Report 7%
65	Report 2.5%
66	Does not apply. There is no requirement that corresponds to the countercyclical supplement.
67	Does not apply. There is no requirement that corresponds to the supplement of systematically important global banks (G-SIB).
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

75

	Table II.1
	Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet

	Assets	1,213,540
BG1	Funds Available	114,031
BG2	Margin accounts	1,352
BG3	Investment in securities	333,514
BG4	Debtors under sale and repurchase agreements	4,719
BG5	Securities loans)	0
BG6	Derivatives	144,509
BG7	Valuation adjustment for hedged financial assets	91.365508
BG8	Total loan portfolio	487,708
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	77,453
BG11	Foreclosed assets (net	242
BG12	Property, furniture and fixtures (net)	5,450
BG13	Long-term investment in shares	26,438
BG14	Noncurrent assets held for sale	0
BG15	Deferred income taxes (net)	11,873
BG16	Other assets (net)	6,159
	Liabilities	1,098,350
BG17	Deposits	564,597
BG18	Bank and other loans	44,752
BG19	Creditors under sale and repurchase agreements	181,651
BG20	Securities loans	0.2787
BG21	Collateral sold or pledged as guarantee	32,477
BG22	Derivatives	147,916
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	103,967
BG26	Subordinated debentures outstanding	22,445
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	544.563769
	Shareholders' Equity	115,180
BG29	Paid-in capital	34,798
BG30	Other capital	80,383
	Memorandum accounts	4,563,123
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	19
BG33	Credit commitments	76,549
BG34	Assets in trust or mandate	139,427
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	3,341,384
BG37	Collateral received	79,456
BG38	Collateral received and sold or pledged as guarantee	43,197
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	2,485
BG41	Other accounts	880,605

76

Table II.2
Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Commercial Credit	8	1,735	BG16= 6,159 Minus: deferred charges and advance payments 532; intangibles 3,263; advance payments that are computed as risk assets 42; other assets are computed as risk assets 35
2	Other Intangibles	9	3,263	BG16= 6,159 Minus: deferred charges and advance payments 532; intangibles 1,735; advance payments that are computed as risk assets 42; other assets that are computed as risk assets 587
3	Deferred profit tax (credited) from fiscal losses and credits	10	0	0
4	Benefits over remnant of securitization transactions	13	0	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0	0
6	Investment in shares of the institution	16	32	BG3= 333,514 Minus: Reciprocal investments in common capital of financial entities 209; Investments in securities computed as risk assets 333,273

77

7	Reciprocal investments in common capital	17	0	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	209	BG3= 333,414 Minus: Investment in own-equity securities 32; Investments in securities computed as risk assets 333,273
10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0	0
12	Deferred profit tax (credited) from temporary differences	21	194	BG15= 11,873 Minus: Amount computed as risk asset 11,679
13	Reserves acknowledged as complementary capital	50	360	BG8= Total loan portfolio 488,067
14	Investments in subordinated debt	26 - B	0	0
15	Investments in multilateral entities	26 - D	0	BG13= 26,438 Minus: Investments in subsidiaries 24,177; Investments in clearing houses 1,309; Investments in associated companies 176; Other investments that are computed as risk assets 776
16	Investments in related companies	26 - E	24,177	BG13= 26,438 Minus: Investments in clearinghouses 1,309; Investments in associated companies 176; Other investments that are computed as risk assets 776
17	Investments in risk capital	26 - F	0	0
18	Investments in investment corporations	26 - G	0	0
19	Funding for the purchase of own shares	26 - H	0	0

78

20	Deferred charges and installments	26 - J	532	BG16= 6,159 Minus: intangible assets 1,735; others assets that are computed as risk assets 42; intangible assets 3,263; other assets are computed as risk assets 587
21	Worker's share in deferred profits (net)	26 - L	0	0
22	Investments in pension plans for defined benefits	26 - N	0	0
23	Investments in clearing houses	26 - P	1,309	BG13= 26,438 Minus: Investments in subsidiaries 24,177; Investments in associated companies 176; other investments that are computed as risk assets 776
	Liabilities		0	0
24	Deferred profit taxes (debited) related to a commercial credit	8	0	0
25	Deferred profit taxes (debited) related to other intangibles	9	0	0
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15	0	0
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15	0	0
28	Deferred profit taxes (debited) related to others other than the foregoing	21	0	0
29	Subordinated obligations amount that meets with Exhibit 1-R	31	0	0
30	Subordinated obligations subject to transitory computed as Non-Fundamental Capital	33	0	0
31	Subordinated obligations amount that meets with Exhibit 1-S	46	0	0
32	Subordinated obligations subject to transitory that compute as complementary capital	46	0	0
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J	0	0
	Shareholders' Equity		0	0
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Result of previous years	2	66,932	BG30= 80,392 Minus: other items of earned capital 13,451, cumulative effect of conversion 9
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3	0	0

79

37	Other elements of the capital earned other than the foregoing	3	13,451	BG30= 80,392 Minus: Retained earnings 66,932,cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	0	0
39	Paid-in capital that meets with Exhibit 1-S	46	22,497	BG26= 22,445 Plus: Other expenses amortization for bond issue 52
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11	0	0
41	Accrued effect due to conversion	3, 26 - A	0	0
42	Result for ownership of non-monetary assets	3, 26 - A	0	0
	Accounts in order		0	0
43	Positions in First Losses Schemes	26 - K	0	0
	Regulatory concepts not considered in the balance sheet		0	0
44	Reserves pending constitution	12	0	0
45	Profit or increase of the value of assets for the purchase of securitization positions (Originating Institutions)	26 - C	0	0
46	Transactions that breach the provisions	26 - I	0	0
47	Transactions with Relevant Related Persons	26 - M	0	0
48	Adjustment for capital acknowledgment	26 - O, 41, 56	0	0

Table II.3
Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.

80

10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.

81

38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1
Positions exposed to market risks per risk factor
Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	67,906	5,432
Transactions with debt instruments in national currency with surtax and reviewable rate	5,487	439
Transactions in national currency with real rate or denominated in UDIs	6,955	556
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	11,996	960
Positions in UDIs or with yield referred to INPC	56	4
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	1	0
Transactions in foreign currency with nominal rate	19,711	1,577
Positions in foreign currency or with yield indexed to the exchange rate	7,298	584
Positions in shares or with yield indexed to the price of one share or set of shares	1,718	137
Positions in commodities
Impact Capital requirement for Gamma and Vega	1,251	100

Table III.2
Assets weighted subject to credit risk by risk group
Concept	Assets weighted by risk	Capital Requirement
Group I-A (weighted to 0%)	0	0
Group I-A (weighted to 10%)	0	0
Group I-A (weighted to 20%)	0	0
Group II (weighted to 0%)	8	1
Group II (weighted to 20%)	0	0
Group II (weighted to 50%)	0	0
Group II (weighted to 100%)	0	0
Group II (weighted to 120%)	0	0

82

Group II (weighted to 150%)	24,781	1,983
Group III (weighted to 2.5%)	0	0
Group III (weighted to 10%)	0	0
Group III (weighted to 11.5%)	0	0
Group III (weighted to 20%)	738	59
Group III (weighted to 23%)	585	47
Group III (weighted to 50%)	16,910	1,353
Group III (weighted to 57.5%)	0	0
Group III (weighted to 60%)	2	0
Group III (weighted to 75%)	404	32
Group III (weighted to 100%)	13,794	1,104
Group III (weighted to 115%)	1,168	93
Group III (weighted to 120%)	14	1
Group III (weighted to 138%)	8	1
Group III (weighted to 150%)	7,055	564
Group III (weighted to 172.5%)	0	0
Group IV (weighted to 0%)	0	0
Group IV (weighted to 20%)	0	0
Group V (weighted to 10%)	0	0
Group V (weighted to 20%)	0	0
Group V (weighted to 50%)	0	0
Group V (weighted to 115%)	9,118	729
Group V (weighted to 150%)	0	0
Group VI (weighted to 20%)	3,730	298
Group VI (weighted to 50%)	0	0
Group VI (weighted to 75%)	0	0
Group VI (weighted to 100%)	2,461	197
Group VI (weighted to 120%)	0	0
Group VI (weighted to 150%)	23,752	1,900
Group VI (weighted to 172.5%)	8,204	656
Group VII-A (weighted to 10%)	44,695	3,576
Group VII-A (weighted to 11.5%)	0	0
Group VII-A (weighted to 20%)	0	0
Group VII-A (weighted to 23%)	0	0
Group VII-A (weighted to 50%)	0	0
Group VII-A (weighted to 57.5%)	0	0
Group VII-A (weighted to 100%)	17,801	1,424
Group VII-A (weighted to 115%)	793	63
Group VII-A (weighted to 120%)	2,141	171
Group VII-A (weighted to 138%)	0	0
Group VII-A (weighted to 150%)	129,665	10,373
Group VII-A (weighted to 172.5%)	14,647	1,172
Group VII-B (weighted to 0%)	31	2
Group VII-B (weighted to 20%)	0	0
Group VII-B (weighted to 23%)	10,245	820

83

Group VII-B weighted to 50%)	275	22
Group VII-B weighted to 57.5%)	0	0
Group VII-B (weighted to 100%)	243	19
Group VII-B (weighted to 115%)	0	0
Group VII-B (weighted to 120%)	0	0
Group VII-B (weighted to 138%)	0	0
Group VII-B (weighted to 150%)	20,546	1,644
Group VII-B (weighted to 172.5%)	0	0
Group VIII (weighted to 115%)	0	0
Group VIII (weighted to 150%)	0	0
Group IX (weighted to 100%)	0	0
Group IX (weighted to 115%)	0	0
Group X (weighted to 1250%)	4,456	356
Other Assets (weighted to 0%)	2,525	202
Other Assets (weighted to 100%)	73,173	5,854
Securitization with Risk Degree 1 (weighted at 20%)	0	0
Securitization with Risk Degree 2 (weighted at 50%)	0	0
Securitization with Risk Degree 3 (weighted at 100%)	1,804	144
Securitization with Risk Degree 4 (weighted to 350%)	0	0
Securitization with Risk Degree 4, 5, 6 or Non-qualified (weighted to 1250%)	30,432	2,435
Re-securitization with Risk Degree 1 (weighted at 40%)	38,492	3,079
Re-securitization with Risk Degree 1 (weighted at 100%)	0	0
Re-securitization with Risk Degree 1 (weighted at 225%)	0	0
Re-securitization with Risk Degree 1 (weighted at 650%)	0	0
Re-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3
Assets weighted subject to operational risk

Method	Assets weighted by risk	Capital Requirement
Basic	64,516	5,161

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
42,186		34,409

Table IV.1
Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00

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9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2
Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration

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14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3
Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	Reg S: USP1507SAD91 / 144A: US05969BAB99
3	Legal frame	New York Law, in case that a "TRIGGER EVENT" takes to a "WRITE DOWN" or "Mexican Regulatory Event" which involves a suspension period and occurs based in Mexican regulatory determination according to the Mexican law. The ranking and Subordinated Notes would be determined according to the Mexican law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Complementary
6	Instrument level	Credit Institution without consolidating
7	Instrument type	5.95% Tier 2 Subordinated Capital Notes due 2024
8	Amount acknowledge of regulatory capital	$22,497,166,320.02
9	Instrument's par value	$22,408,100,000.00
9A	Instrument's currency	USD

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10	Accounting qualification	Subordinated credit notes
11	Date of issuance	27/12/2013
12	Instrument´s term	Maturity
13	Date of expiration	30/01/2024
14	Early payment clause	Yes ("Optional Redemption")
15	First date of early payment	30/01/2019 (única fecha de call)
15A	Regulatory or fiscal events	Yes ("Withholding Tax Redemption" y "Special Event Redemption" which includes: "Capital Event" y "Tax Event")
15B	Liquidation price of the early payment clause	accrued and unpaid interest
16	Subsequent early payment dates	N/A (only on the first date of early payment).
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	5.95%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	No Convertible
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	Yes
31	Conditions for write-down	Occurrence de un "Trigger Event": A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that our Tier 1 Capital 1 Ratio (“Capital Básico 1”), as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5% (four point five percent), (ii) both (A) the CNBV notifies us that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of our license has occurred resulting from (y) our non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) our non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) we have not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or

87

(c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies us of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by us to avoid revocation of our license for our failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to us.
32	Degree of write-down	Partial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent prorata write down of any other loss-absorbing instruments issued by us and then outstanding, to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks (currently 7% (seven percent)), or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss absorbing instruments issued by us and then outstanding, would be insufficient to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General
Rules Applicable to Mexican Banks (currently 7% (seven percent)), the amount necessary to reduce the Current Principal Amount of each outstanding Note to zero.
35	Subordination position in the event of liquidation	The Notes constitute subordinated indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of our equity or capital stock.
36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital

Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.

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4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7	Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.
8	Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Fundamental Capital or Non-Fundamental Capital; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to the provisions of Article Third Transitory of Resolution 50th.
9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes an early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19	Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.
20	issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)
21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily

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34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of March 31, 2016, is provided:

At March 31, 2016 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $29,884 mdp representing the 37.20% of the basic capital of the Bank.

 16. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

 17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

 18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.97%

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 20. Internal Control

The activities of Santander México are governed by a series of guidelines established by Banco Santander (España), the holding company of Santander México, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪ Vice-president of Finance and Administration:

➢ Deputy General Direction of Intervention and Management Control

➢ Deputy General Direction of Technology, Operations and Quality

➢ Deputy General of Human Resources, Organization and Costs

➢ Deputy General Direction of Legal Affairs

➢ Counsel for Legal Affairs

➢ Executive Direction of Competitive Strategy

➢ Executive Direction of Financial Management

➢ Executive Direction of Investor Relations

➢ Executive Direction of Financial Strategy

▪ Vice-president of Commercial Banking:

➢ Deputy General Direction of Commercial Strategy

➢ Deputy General Direction of Companies and Institutions Banking

➢ Deputy General Direction of Particulars

➢ Deputy General Direction of Payment Systems

➢ Executive Direction of Commercial Private Banking

➢ Executive Direction of Universities-Universia

➢ Executive Direction of Analysis and Commercial Planning

➢ Executive Director of Business Strategy Equity Products

➢ Executive Director of Digital Multi-channel Banking

▪ Deputy General Director of Risk

▪ Deputy General Director of Wholesale Banking

▪ Deputy General Director of Public Affairs and Marketing

▪ Executive Direction of Internal Audit

▪ Executive Direction of Advertising and Corporate Image

▪ Executive Direction Corporate of Recoveries and Assets Restructuring

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

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The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪ Audit Committee

▪ Corporate Practices, Nominating and Compensation Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Accounting differences between CNBV regulations in México and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in México	3,539

Temporary differences in classification of hedging instruments	111	(a)

Income and expenses from the Headquarter	(179)	(b)

Other differences	135

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	3,606

(a) Certain derivative financial instruments are reclassified from hedging instruments to trading instruments since they hedge an intercompany item that is not valid for global consolidation purposes.

(b) Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Bank of Spain.

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22. Transactions with related parties

Receivable
Funds available	474
Derivatives (asset)	41,950
Performing loan portfolio	1,780
Other receivables, (net)	8,049

Payable
Demand deposits	1,153
Credit instruments issued	219
Creditors under sale and repurchase agreements	858
Derivatives (liability)	25
Other payables	40,753
Creditors from settlement of transactions	6,427
Subordinated debentures	6,089
18,657
Revenues
Interest
Commissions and fee income	16
Other	1,528
18
Net gain (loss) on financial assets and liabilities
(3,547)
Expenses
Interest	304
Administrative expenses	99
Technical assistance	537
Other	33

23. Interests on loan portfolio
As of March 31, 2016, the consolidated statement of i includes in the item "Interest income " Ps.13,364 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R., Santander Hipotecario, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

 24. Integral Risk Management (unaudited)

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the

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parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Grupo Financiero Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of first quarter of 2016 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of Mexican pesos)%
Trading Desks	82,952.85	0.08%
Market Making	54,054.50	0.05%
Proprietary Trading	30,482.85	0.03%

Risk factor	82,952.85	0.08%
Interest rate	81,891.37	0.08%
Foreign exchange	9,055.37	0.01%
Equity	2,805.16	0.00%
* % of VaR with respect to Net Capital

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The Value at Risk for the average the first quarter of 2016 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of Mexican pesos)%
Trading Desks	66,400.76	0.06%
Market Making	51,171.44	0.05%
Proprietary Trading	26,730.32	0.03%

Risk factor	66,400.76	0.06%
Interest rate	61,979.92	0.06%
Foreign exchange	6,176.79	0.01%
Equity	3,188.51	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪ Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪ Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Jan-16	Feb-16	Mar-16	Average	Jan-16	Feb-16	Mar-16	Average
Balance MXN GAP	58%	59%	52%	56%	68%	66%	69%	68%
Scenario	-100 bp	-100 bp	-100 bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	27%	9%	18%	18%	60%	86%	89%	78%
Scenario	-100 bp	-100 bp	-100 bp	N/A	-10000%	-10000%	-10000%	N/A

Table GFS 03

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Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the first quarter of 2016:

MM MXN	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	-100	-781	-268	-513	100	-3,675	498	-4,173
Balance USD GAP	-100	-63	104	-167	-100	-536	539	-1,075

Table GFS 04

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the fourth quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	111,922	-3,314	156,174	-45,757	-12,129	27,904	27,067	1,653	-69,375	29,699
Non Derivative	112,267	-3,533	156,110	-45,837	-12,244	28,865	26,733	571	-69,628	31,232
Derivatives	-345	220	65	79	115	-960	334	1,082	252	-1,533

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Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a. The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b. Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

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Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the first quarter of 2016:

	Equivalent Net Credit Risk (millions of U.S dollars)
Segment	Jan-16	Feb-16	Mar-16	Average
Sovereign Risk, Development Banking and Financial Institutions	20,174.47	20,047.59	20,806.12	20,342.73
Corporates	1,110.55	1,124.41	1,097.74	1,110.90
Companies	150.90	161.07	157.64	156.54

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The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander as of the end of the first quarter of 2016, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit Risk (millions of U.S. dollars)
Type of Derivative	End of the first quarter of 2016
Interest Rate Derivatives	16,081
Exchange Rate Derivatives	25,236
Bonds Derivatives	11
Equity Derivatives	843
Total	42,171

The Expected Loss of Grupo Financiero Santander at the end of the first quarter of 2016, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the first quarter of 2016 are:

	Expected Loss (millions of U.S. dollars)
Segment	Jan-16	Feb-16	Mar-16	Average
Sovereign Risk, Development Banking and Financial Institutions	5.31	6.87	10.20	7.46
Corporates	2.47	2.56	2.55	2.53
Companies	3.36	3.40	3.28	3.35

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the first quarter of 2016:

Cash collateral	65.61%
Collateral refer to bonds issued by the Mexican Federal Government	34.39%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

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In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution Credit Rating.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Santander Mexico; this includes:

•	Risk appetite, defined as the level of risk that the Bank is willing to accept

•	Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for an periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation), once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize.

Santander México had an monthly average losses for Operational of $45,982,306 pesos overall the quarter.

Technological Risk

Technological risk is defined as the potential loss due to damage, alteration or consequential failure of or reliance on hardware, software, systems, applications, networks and any other distribution channel information in providing banking services to the Grupo Financiero customers.

The Financial Group has adopted a corporate model for managing technological risk, which is integrated into the processes of service and support of computer areas, exercises for risk assessment performed to identify relevant threats, vulnerabilities of these threats, and the likelihood and impact of these, along with exercise mitigation measures and control that lead to risks to an acceptable level of tolerance are determined, the above-oriented prioritize based on criticality on site control measures that reduce the likelihood of risks materializing.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be

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approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

2)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

3)	Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Grupo Financiero Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.   A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.   The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

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The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.   In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.   In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)   Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)   Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the first quarter of 2016, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

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Banco Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of March 31, 2016)

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	10,020	(289)	6
Forwards	Foreign Currency	Trading	169,066	1,836	600
Forwards	Equity	Trading	89	7	(49)

Futures	Foreign Currency	Trading	5,171	(250)	0
Futures	Market Index	Trading	1,943	(46)	(68)
Futures	Interest Rate	Trading	93,448	(285)	(334)

Options	Equity	Trading	367	(238)	(329)
Options	Foreign Currency	Trading	31,301	163	(28)
Options	Market Index	Trading	128,708	8	372
Options	Interest Rate	Trading	272,773	(457)	(469)

Swaps	Cross Currency	Trading	845,580	(7,560)	(7,687)
Swaps	Interest Rate	Trading	3,729,866	(349)	(148)

Forwards	Foreign Currency	Hedging	52,453	(301)	(1,522)

Swaps	Cross Currency	Hedging	56,267	4,427	4,143
Swaps	Interest Rate	Hedging	8,587	(75)	(56)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the first quarter of 2016, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions

Caps and Floors	538	9
Equity Forward	30	3
OTCEquity	751	92
OTCFx	1815	77
Swaptions	5	0
Fx Forward	1739	41
IRS	2061	1618
CCS	78	5

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

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During the first quarter of 2016, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the first quarter of 2016:

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Sensitivity Analysis
(Millions of Mexican pesos)

Total rate sensitivity
	Mexican Pesos	Other Currencies
Sens. a 1 Bp	(2.07)	(0.32)

Vega Risk factor
	EQ	FX	IR
Total	2.12	0.12	(2.89)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.12	2.71

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario, as of the end of the first quarter of 2016:

Summary of Stress Test
(Millions of Mexican pesos)

Risk Profile	Stress all factors
Probable scenario	(14)
Remote scenario	357
Possible scenario	59

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 25. Disclosure of the Liquidity Coverage Ratio

On December 31, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

These regulations came into force on January 1, 2015.

During the first quarter of 2016 the weighted average CCL for the Bank is 120.52%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Table I.1
Liquidity Coverage Ratio Disclosure
(Figures in millions of Mexican Pesos)		Amount unweighted (average)	Weighted Amount (average)

LIQUIDITY ASSETS
1	Total high-quality liquid assets	not applicable	111,550,429,079
CASH OUTFLOWS
2	Unsecured retail financing	164,023,472,333	11,789,467,550
3	Stable funding	92,257,593,667	4,612,879,683
4	Less stable funding	71,765,878,667	7,176,587,867
5	Unsecured wholesale funding	321,477,635,077	118,580,883,502
6	Operational deposits	213,335,810,000	49,913,184,233
7	Non-operational deposits	94,997,888,936	55,523,763,127
8	Unsecured debt	13,143,936,141	13,143,936,141
9	Secured wholesale funding	not applicable	636,449,114
10	Additional requirements:	46,919,273,996	33,646,285,462
11	Outflows related to derivatives exposures and other collateral requirements	32,171,508,958	32,171,508,958
12	Outflows related to loss of funding on debt products	-	-
13	Credit and liquidity facilities	14,747,765,038	1,474,776,504
14	Other contractual funding obligations	-	-
15	Other contingent funding obligations	118,849,313,797	6,458,651,289
16	TOTAL CASH OUT	not applicable	171,111,736,916
CASH INFLOWS
17	Cash inflows secured transactions	43,006,453,470	5,684,842,904
18	Cash inflows from operations unsecured	68,598,709,188	50,952,764,649
19	Other cash inflows	21,586,961,047	21,586,961,047
20	TOTAL CASH INFLOWS	133,192,123,705	78,224,568,599
TOTAL ADJUSTED VALUE
21	TOTAL OF ELIGIBLE LIQUID ASSETS	not applicable	111,550,429,079
22	TOTAL NET CASH OUT	not applicable	92,887,168,317
23	LIQUIDITY COVERAGE RATIO	not applicable	120.52%

The presented numbers are subject to review and therefore they might suffer changes.

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Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	91 days.

b)   Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•     During the first quarter, the mix in deposits shifted towards a more favorable proportion of stable resources, better supporting the increase in liquid assets.

c)	Changes of major components within the quarter report.

•     During the first quarter, the mix in deposits shifted towards a more favorable proportion of stable resources, better supporting the increase in liquid assets.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•     The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•     The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•     In addition the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)     Exposures in financial derivative instruments and possible margin calls.

•     Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•     Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)   Description of the level of centralization of liquidity management and interaction between the units of the group.

•     Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)     Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•     The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.	Quantitative information:

a)    The concentration limits for different groups of guarantees received and major sources of financing.

•     The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)    Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•     Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

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•     The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•     The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 4Q15, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

31/12/2015	Term	Amount
	(Millions of pesos)
Consolidated	90 days	Ps. 66,242
Local Currency	90 days	40,390
Foreign Currency	30 days	24,291

c)    Balance sheet maturity liquidity gap including off balance sheet accounts.

•     The table below shows the liquidity gap of our assets and liabilities using maturity dates as of December 31, 2015. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
	(Millions of pesos)
Money Market	101,555	75,574	—	1	10	37	36	9	25,888
Loans	670,748	93,701	61,645	51,329	66,744	168,011	88,055	148,435	(7,173)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	141	—	—	—	—	—	—	—	141
Securities	355,731	323,950	1	1	1	6,031	—	—	25,748
Permanent	5,321	—	—	—	—	—	—	—	5,321
Other Balance Sheet Assets	56,198	—	—	—	—	—	—	—	56,198
Total Balance Sheet Assets	1,189,694	493,225	61,646	51,331	66,755	174,080	88,091	148,444	106,123
Money Market	(251,504)	(229,432)	(519)	(3,714)	(12,572)	(2,540)	(1,348)	-	(1,380)
Deposits	(467,936)	(154,085)	(48,523)	(86)	(16,381)	(248,860)	—	—	—
Trade Finance	(518)	—	—	—	—	—	—	—	(518)
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(163,148)	(27,491)	(7,943)	(13,383)	(17,693)	(40,129)	(29,221)	(27,289)	—
Equity	(99,516)	—	—	—	—	—	—	—	(99,516)
Other Balance Sheet Liabilities	(76,457)	—	—	—	—	—	—	—	(76,457)
Total Balance Sheet Liabilities	(1,059,079)	(411,008)	(56,984)	(17,183)	(46,646)	(291,528)	(30,570)	(27,289)	(177,871)
Total Balance Sheet Gap	130,615	82,217	4,662	34,148	20,109	(117,448)	57,521	121,155	(71,748)
Total Off-Balance Sheet Gap	(5,397)	966	449	(451)	(1,323)	(623)	2,147	(3,980)	(2,583)
Total Structural Gap		83,183	5,110	33,696	18,786	(118,072)	59,669	117,176	(74,331)
Accumulated Gap		83,183	88,293	121,990	140,775	22,703	82,372	199,548	125,217

II.	Qualitative information:

a)   The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•     Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•     The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

108

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•     Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•     The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•     The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•    The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•   The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•     The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

109

Item 2

Santander

1Q.16

Earnings Presentation

Santander

SANMEX

BSMX LISTED NYSE

1Q.16 Earnings Presentation

2 Earnings Presentation 1Q16 Safe Harbor Statement Grupo Financiero Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; our focus on strategic businesses ; our compound annual growth rate ; our risk, efficiency and profitability targets ; financing plans ; competition ; impact of regulation ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowances for loans and other losses ; increased default by borrowers ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . Note : T he information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Earnings Presentation 1Q16 A Solid Start to the Year: Driving Profitable Growth Strengthening organizational structure Focus on strengthening our retail business to become our clients’ primary bank Delivering solid results as we work toward longer - term goals Effective management of our risk weighted assets and capital allocation Working on realizing the full potential of our operations across the Group

4

Total Loans
YoY Growth
3,199
3,282
3,454
3,605
3,638
12.0%
12.3%
15.7%
14.4%
14.7%
1Q15
2Q15
3Q15
4Q15
Feb'16

Total Deposits
YoY Growth
3,300
3,343
3,446
3,616
3,566
14.3%
12.8%
15.8%
13.4%
10.0%
1Q15
2Q15
3Q15
4Q15
Feb'16

Consumer[1] (YoY Growth)
5.5%
5.5%
6.6%
8.8%
9.7%
1Q15
2Q15
3Q15
4Q15
Feb'16

Earnings Presentation
1Q16
Santander

4 Earnings Presentation 1Q16 Total System Loans Maintain Momentum while Deposit Growth Rates Decelerate; Consumer Loans Remain Strong » Stable evolution in system loan growth rates » Consumer loans remain strong mainly driven by personal and payroll Total Loans Total Deposits 3,566 3,616 3,446 3,343 3,300 Feb’16 10.0% 4Q15 13.4% 3Q15 15.8% 2Q15 12.8% 1Q15 14.3% 3,638 3,605 3,454 3,282 3,199 14.4% 3Q15 15.7% 2Q15 12.3% 1Q15 12.0% Feb’16 14.7% 4Q15 YoY Growth YoY Growth Consumer 1 ( YoY Growth ) 5.5% 1Q15 4Q15 9.7% Feb’16 6.6% 5.5% 2Q15 3Q15 8.8% Source: CNBV Banks as of February 2016 (excluding INBURSA) – Billions of Pesos Notes: 1) Includes credit cards, payroll, personal and auto loans

5

Total Loans

+14%
474,738
498,500
526,037
547,745
543,252
-1%
1Q15
2Q15
3Q15
4Q15
1Q16
Retail
+15%
Corporate&Gov
+14%

Loan Portfolio Breakdown

Consumer 8%
Middle-Market 23%
Credit Cards 9%
Mortgages 23%
Corporates 13%
SMEs 11%
Gov&FinEnt 13%

Source: Company filings CNBV GAAP
Earnings Presentation
1Q16
Santander

5 Earnings Presentation 1Q16 Santander México Reports 14.4% YoY Loan Growth In Line with the Market Total Loans +14% 474,738 543,252 - 1% +14% 1Q16 4Q15 547,745 3Q15 526,037 2Q15 498,500 1Q15 4 Q15 Source : C ompany filings CNBV GAAP Corporate&Gov Retail +15% Loan Portfolio B reakdown Middle - Market 23% Corporates 13% Gov&FinEnt 13% SMEs 11% Mortgages 23% Credit Cards 9% Consumer 8%

6

Individual Loans

1Q15 187,662 → +15% → 215,432 1Q16

Mortgages

+11%
110,149
113,092
116,801
120,477
122,161
+1%
1Q15
2Q15
3Q15
3Q15
1Q16

- 2nd largest market player
- Increased market competition

Credit Cards

+14%
42,038
43,768
45,515
47,775
48,062
+1%
1Q15
2Q15
3Q15
4Q15
1Q16

Consumer[1]

+27%
Personal
Payroll
35,475
40,582
42,758
43,918
45,209
+3%
1Q15
2Q15
3Q15
4Q15
1Q16

Notes: 1) Includes personal, payroll and auto loans

Earnings Presentation 1Q16 Santander

6 Earnings Presentation 1Q16 Individual Loans Up 15% YoY Leveraging our Strong Retail Franchise and Supported by Healthy Consumer Trends 215,432 187,662 Consumer 1 Credit Cards Mortgages Individual Loans 48,062 47,775 45,515 43,768 42,038 +14% 1Q16 4Q15 +1% 2Q15 3Q15 1Q15 1Q15 110,149 2Q15 120,477 3Q15 +1% 113,092 116,801 +11% 122,161 1Q16 3Q15 1Q15 1Q16 +15% 4Q15 43,918 35,475 1Q15 +3% 45,209 1Q16 42,758 3Q15 40,582 2Q15 +27% Personal Payroll » Ongoing focus on reward programs » Aeromexico co - branded card launch » 143bps YoY market share gain » 2 nd largest market player » Increased market competition » Strong focus on payroll loans » 97bps YoY market share gain YoY growth well above market rates across all individual products Source: Company filings CNBV GAAP Market shares calculated with CNBV Banks as of February 2016 (excluding INBURSA ) Notes: 1) Includes personal, payroll and auto loans

7

Commercial Loans
1Q15 287,076
+14%
327,820 1Q16
SMEs
+12%
55,337 58,057 60,378 61,203 62,248
+2%
1Q15 2Q15 3Q15 4Q15 1Q16
Middle-Market
+16%
107,467 118,177 125,281 125,271 124,346
-1%
1Q15 2Q15 3Q15 4Q15 1Q16
Corporates
+4%
68,232 72,939 72,297 79,387 70,655
-11%
1Q15 2Q15 3Q15 4Q15 1Q16
Government & Fin Entities
+26%
56,040 51,885 63,006 69,714 70,571
+1%
1Q15 2Q15 3Q15 4Q15 1Q16

Earnings Presentation
1Q16
Santander

7 Earnings Presentation 1Q16 Commercial Portfolio Growth Reflects a Sharper Focus on Returns on RWA, Challenging Macro Conditions and Increased Competition SMEs Middle - Market Corporates +16% 124,346 - 1% 1Q16 4Q15 125,271 3Q15 125,281 2Q15 118,177 1Q15 107,467 62,248 61,203 60,378 58,057 55,337 +2% +12% 1Q16 4Q15 3Q15 2Q15 1Q15 70,655 79,387 72,297 72,939 68,232 +4% - 11% 1Q16 4Q15 3Q15 2Q15 1Q15 Commercial Loans 327,820 287,076 1Q15 1Q16 +14% Government & Fin Entities 70,571 69,714 63,006 51,885 56,040 +26% +1% 1Q16 4Q15 3Q15 2Q15 1Q15 Source : C ompany filings CNBV GAAP Note: Figures per segment in 2015 vary from previously reported , as a result of revision of client s segmentation in order to match service models

8

Deposit Base up 13% YoY Driven by Demand Deposits

Total Deposits

+13%
0%
459,130
482,205
492,713
516,432
518,832
Term
36%
35%
34%
33%
30%
Demand
64%
65%
66%
67%
70%
1Q15
2Q15
3Q15
4Q15
1Q16

Demand
+25%
292,441
364,480
Individuals +17%
Other +27%
1Q15
1Q16

Term*
-7%
166,689
154,352
1Q15
1Q16

Source: Company filings CNBV GAAP
Notes: * Includes money market

Earnings Presentation 1Q16
Santander

8 Earnings Presentation 1Q16 Deposit Base up 13% YoY Driven by Demand Deposits Total Deposits +25% 1Q16 364,480 1Q15 292,441 1Q16 154,352 1Q15 166,689 - 7% Demand Term * 518,832 66% 34% 2Q15 482,205 65% 35% 1Q15 459,130 64% 36% 0% +13% Demand Term 1Q16 70% 30% 4Q15 516,432 67% 33% 3Q15 492,713 » Individuals, SMEs and mid - market growth – up 17%, 22% and 17%, respectively » Continue to drive growth of Select and Payroll client base » New branches contribute to deposit growth +17% Individuals Other +27% Source : C ompany filings CNBV GAAP Notes: * Includes money market

9

Net Loans to Deposits[1]

99.6%
99.5%
102.8%
102.2%
101.0%
1Q15
2Q15
3Q15
4Q15
1Q16

Debt Maturity

4,696
4,252
11,866
232
2,293
1,924
17,237
22,408
2016
2017
2018
2019
2020
2021
2022
2024

CET1 and Capitalization

16.6%
15.9%
15.4%
15.6%
15.4%
13.2
12.5
12.1
12.1
12.1
Tier 2
CET1
1Q15
2Q15
3Q15
4Q15
1Q16

Source: Company filings CNBV GAAP

Earnings Presentation 1Q16

Santander

9 Earnings Presentation 1Q16 Healthy Liquidity Profile and Strong Capital Position; Diversifying Funding Sources Debt Maturity 1Q16 101.0% 4Q15 102.2% 3Q15 102.8% 2Q15 99.5% 1Q15 99.6% » Senior notes issuance diversifies funding sources while refinancing short - term maturities » Well positioned for additional interest rate increase » Strong capitalization » LCR* = 118.75%, well above 60% Banxico regulatory requirements CET1 and Capitalization 13.2 12.5 12.1 12.1 12.1 15.4% CET1 Tier 2 15.6% 15.4% 15.9% 16.6% 4Q15 1Q16 3Q15 2Q15 1Q15 Debt Maturity Net Loans to Deposits 1 Source: Company filings CNBV GAAP Notes : 1 ) Loans net of allowances divided by total deposits (Demand + Term ) * LCR = Liquidity Coverage Ratio 22,408 17,237 1,924 2,293 232 11,866 4,252 4,696 2024 2022 2021 2020 2019 2018 2017 2016

10 Earnings Presentation 1Q16 NII up 18% YoY Mainly Driven by Strong Loan Portfolio, Investment in Securities and Focus on Returns on Capital Net Interest Income and NIM 1 11,700 11,431 10,810 10,466 9,925 3Q15 4Q15 1Q16 +17.9% +2.4% 2Q15 1Q15 4.87 4.86 » NII up 2.4% sequentially » NII grew 17.9% YoY , principally due to: ▪ Strong interest income from: Loan portfolio (ex - credit cards): +19.7% Investment in securities: +53.8% ▪ While credit cards grew +4.9% ▪ Positive impact from 50 pbs interest rate increase » NIM stood at 4.86% Source : Company filings CNBV GAAP Notes: 1) Annualized net interest income (1Q16x4) divided by daily average i nterest earnings assets (1Q16)

11 Earnings Presentation 1Q16 Net Commissions and Fees YoY Growth Affected by Credit Card Rewards and Slow Execution of Large Energy & Infrastructure Projects Net Commissions and Fees 3,777 3,686 4,011 3,298 3,609 1Q15 3,399 1 2Q15 +9.4% - 4.4% 4Q15 101 3Q15 1Q16 Source : Company filings CNBV GAAP Notes: * Includes fees from : collections and payments , account management , cheques, foreign trade and others 1 Excluding reclassification of insurance premiums from NAFIN 29% 29% 21% 5% 10% 6% Insurance Cash Mangmt* Credit Cards Financial Advisory Investment Funds Cap Mkts & Sec Var YoY 1Q15 4Q15 1Q16 $$ % Insurance 983 1,029 1,037 54 5% Cash Mangmt* 857 949 1,037 180 21% Credit Cards 758 986 760 2 0% Financial Advisory 233 352 198 - 35 - 15% Investment Funds 329 348 354 25 8% Cap Mkts & Sec 138 113 223 85 62% Net commisions and fees 3,298 3,777 3,609 311 9% Excluding reclassification of insurance premiums from NAFIN (1) 3,399 3,777 3,609 210 6%

12

Gross Operating Income*

14.2%
14,018
15,017
15,079
15,555
16,004
2.9%
1Q15
2Q15
3Q15
4Q15
1Q16

4%
23%
73%
Net Interest Income
Net Commissions and Fees
Market related revenue

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income

Earnings Presentation 1Q16

Santander

12 Earnings Presentation 1Q16 Gross Operating Income Driven by Strong Performance in Core Revenues; Trading Gains Back to Historical Averages Gross Operating Income* 16,004 15,555 15,07915,017 14,018 14.2% 2.9% 1Q16 4Q15 3Q15 2Q15 1Q15 Source : Company filings CNBV GAAP Notes: * Gross Operating Income does not include Other Income 73% 23% 4% Net Interest Income Net Commissions and Fees Market related revenue Var YoY 1Q15 4Q15 1Q16 Var $$ Var % Net Interest Income 9,925 11,431 11,700 1,775 18 % Net Commissions and Fees 3,298 3,777 3,609 311 9 % Market related revenue 795 347 695 - 100 - 13 % Gross Operating Income* 14,018 15,555 16,004 1,986 14%

Maintaining Strong Focus on Asset Quality

13

Loan Loss Reserves (LLR)

27.9%
3,683
4,543
4,594
4,424
4,709
6.4%
1Q15
2Q15
3Q15
4Q15
1Q16

Cost of Risk[1]

+32bps
3.13%
3.41%
3.45%
3.40%
3.45%
5bps
1Q15
2Q15
3Q15
4Q15
1Q16

Earnings Presentation 1Q16

Santander

13 Earnings Presentation 1Q16 Cost of Risk 1 Loan Loss Reserves (LLR) 5bps +32 bps 1Q16 3.45% 4Q15 3.40% 3Q15 3.45% 2Q15 3.41% 1Q15 3.13% 4,709 4,424 4,594 4,543 3,683 3Q15 2Q15 1Q15 1Q16 4Q15 6.4% 27.9% Source : Company filings CNBV GAAP Notes: 1 ) Annualized loan l oss reserves (1Q16x4) divided by average loans (4Q15,1Q16) * Commercial loans include : mid - market , smes , corporates , financial institutios and government * Commercial NPLs reflect the exposure to homebuilders NPLs 1Q15 4Q15 1Q16 Var YoY (bps) Var QoQ (bps) Consumer 3.61% 4.00% 3.61% - 1 - 39 Credit Card 3.79% 4.36% 3.71% - 8 - 66 Mortgages 5.00% 4.97% 4.62% - 38 - 36 Commercial* 3.19% 2.56% 2.18% - 101 - 38 SMEs 2.75% 2.59% 2.53% - 21 - 6 Total Loans 3.68% 3.33% 2.97% - 70 - 36 Maintaining Strong Focus on Asset Quality

14

Administrative & Promotional Expenses

7.8%
6,059
6,389
6,391
6,426
6,437
6,889
7.0%
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16

Expenses Breakdown

Efficiency[1]

-2.4pp
44.8%
43.5%
42.9%
42.0%
42.4%
1Q15
2Q15
3Q15
4Q15
1Q16

Source: Company filings CNBV GAAP

Earnings Presentation 1Q16

Santander

14 Earnings Presentation 1Q16 Efficiency Ratio Improved 240 bps YoY ; Expenses Support Business Growth Expenses B reakdown Administrative & Promotional Expenses 6,889 6,437 6,4266,3916,389 7.8% 7.0% 1Q16 4Q15 3Q15 2Q15 1Q15 4Q14 6,059 Efficiency 1 - 2.4pp 1Q16 42.4% 4Q15 42.0% 3Q15 42.9% 2Q15 43.5% 1Q15 44.8% Source: Company filings CNBV GAAP Notes: 1 ) Annualized opex (1Q16x4) divided by annualized income before opex (net of allowances ) (1Q15x4) 45% 38% 9% 8% Personnel Admin expenses IPAB Dep and amort. Var YoY 1Q15 4Q15 1Q16 Var $$ Var % Personnel 2,916 2,807 3,135 219 7.5% Admin expenses 2,439 2,611 2,594 155 6.4% IPAB 535 590 613 78 14.6% Dep and amort. 499 429 547 48 9.6% Admin & prom expenses 6,389 6,437 6,889 500 7.8% Admin & prom expenses (ex IPAB) 5,854 5,847 6,276 422 7.2%

15

Achieved 10.1% YoY Growth in Net Income

Net Income

+10.1%
3,824
3,215
3,238
3,464
4,224
3,539
-16.2%
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16

ROAE[1]

0.3pp
12.0%
12.0%
12.1%
12.9%
12.3%
-0.6pp
1Q15
2Q15
3Q15
4Q15
1Q16

Effective Tax Rate

+0.2pp
23.5%
23.1%
21.3%
22.2%
23.7%
+1.5pp
1Q15
2Q15
3Q15
4Q15
1Q16

Profit before Taxes

+10.4%
4,204
4,211
4,399
5,428
4,642
-14.5%
1Q15
2Q15
3Q15
4Q15
1Q16

Earnings Presentation
1Q16
Santander

15 Earnings Presentation 1Q16 Achieved 10.1% YoY Growth in Net Income ROAE 1 Effective Tax Rate Net Income 3,539 4,224 3,464 3,2383,215 3,824 4Q14 +10.1% - 16.2% 1Q16 4Q15 3Q15 2Q15 1Q15 23.7% +1.5pp +0.2pp 1Q16 4Q15 22.2% 3Q15 21.3% 2Q15 23.1% 1Q15 23.5% Profit before Taxes Source : Company filings CNBV GAAP Notes: 1 ) Annualized net income (1Q16x4) divided by average equity (4Q15,1Q16) 4,642 5,428 4,399 4,2114,204 +10.4% - 14.5% 1Q16 4Q15 3Q15 2Q15 1Q15 3Q15 12.1% 2Q15 12.0% 1Q15 12.0% 12.3% - 0.6pp 0.3pp 1Q16 4Q15 12.9%

16 Earnings Presentation 1Q16 Santander Mexico Reaffirms 2016 Guidance Metrics 2016 Target * Does not include the deposit insurance fee (or IPAB ) ▪ Total Loans Δ 10% - 12% ▪ Total Deposits Δ 10% - 12% ▪ Pre - tax Earnings Growth Δ 8% - 12% ▪ Cost of Risk 3.3% - 3.5% ▪ Expenses Δ 6% - 8%* ▪ Tax Rate 25% - 26%

17 Earnings Presentation 1Q16 Questions and Answers

18 Earnings Presentation 1Q16 Annexes

19

GDP (% Growth)

2.3
2.5
2.6
2.9
2014
2015
2016E
2017E

Inflation (% Annual)

4.1
2.1
3.3
3.3
2014
2015
2016E
2017E

Interest Rate (CETEs)

3.0
3.25
4.0
4.5
2014
2015
2016E
2017E

Earnings Presentation
1Q16
Santander

19 Earnings Presentation 1Q16 Against a complex global backdrop, Mexico’s economy is growing at a slower pace GDP (% Growth ) Interest Rate ( CETEs ) Inflation (% Annual ) 2.9 2.6 2.5 2.3 2017E 2016E 2015 2014 4.5 3.0 2014 2017E 4.0 2016E 2015 3.25 3.33.3 2.1 4.1 2015 2016E 2017E 2014 Source : GDP – INEGI CETE , Inflation , Exchange Rate – BANXICO Estimates – SANTANDER

20 Earnings Presentation 1Q16 Consolidated Income Statement 1Q16 4Q15 1Q15 % Change QoQ YoY Interest income 17,907 17,296 14,821 3.5 20.8 Interest expense (6,207) (5,865) (4,896) 5.8 26.8 Financial margin 11,700 11,431 9,925 2.4 17.9 Allowance for loan losses (4,709) (4,424) (3,683) 6.4 27.9 Financial margin after allowance for loan losses 6,991 7,007 6,242 (0.2) 12.0 Commision and fee income 4,613 4,603 4,199 0.2 9.9 Commision and fee expense (1,004) (826) (901) 21.5 11.4 Net commisions and fees 3,609 3,777 3,298 (4.4) 9.4 Net gain /(loss) on financial assets and liabilities 695 347 795 100.3 (12.6) Othe operating income / ( loss ) 236 706 239 (66.6) (1.3) Administrative and promotional expenses (6,889) (6,437) (6,389) 7.0 7.8 Total operating income 4,642 5,400 4,185 (14.0) 10.9 Equity in results of subsidiaries and associated companies 0 28 19 (100.0) (100.0) Income from continuing operations before income taxes 4,642 5,428 4,204 (14.5) 10.4 Income taxes (1,102) (1,204) (989) (8.5) 11.4 Income from continuing operations 3,540 4,224 3,215 (16.2) 10.1 Discontinued operations 0 0 0 Consolidated net income 3,540 4,224 3,215 (16.2) 10.1 Non - controlling interest (1) 0 0 Net income 3,539 4,224 3,215 (16.2) 10.1

21 Earnings Presentation 1Q16 Consolidated Balance Sheet 1Q16 4Q15 1Q15 % Change QoQ YoY Cash and due from banks 114,076 99,838 105,370 14.3 8.3 Margin accounts 2,104 1,943 2,844 8.3 (26.0) Investment in securities 334,740 329,345 271,576 1.6 23.3 Debtors under sale and repurchase agreements 5,349 5,758 7,331 (7.1) (27.0) Securities loans 0 1 1 n.a. n.a. Derivatives 144,509 128,789 100,357 12.2 44.0 Valuation adjustment for hedged financial assets 91 104 49 (12.5) 85.7 Total loan portafolio 543,252 547,745 474,738 (0.8) 14.4 Allowance for loan losses (18,993) (19,743) (17,382) (3.8) 9.3 Loan portafolio (net) 524,259 528,002 457,356 (0.7) 14.6 Accrued income receivable from securitization transactions 112 73 128 53.4 (12.5) Other receivables (net) 77,433 61,083 93,035 26.8 (16.8) Foreclosed assets (net) 557 557 383 0.0 45.4 Property, furniture and fixtures (net) 5,464 5,556 5,378 (1.7) 1.6 Long - term investment in shares 183 182 172 0.5 6.4 Deferred taxes (net) 17,912 18,097 16,737 (1.0) 7.0 Deferred charges, advance payments and intangibles 6,020 5,328 5,180 13.0 16.2 Other assets 204 201 200 1.5 2.0 Total assets 1,233,013 1,184,857 1,066,097 4.1 15.7 Deposits 563,874 556,555 489,572 1.3 15.2 Bank and other loans 62,536 62,455 72,918 0.1 (14.2) Creditors under sale and repurchase agreements 180,394 194,224 148,043 (7.1) 21.9 Collateral sold or pledged as guarantee 32,477 24,623 28,835 31.9 12.6 Derivatives 147,916 134,357 96,722 10.1 52.9 Other payables 105,441 75,955 100,493 38.8 4.9 Subordinated debentures 22,445 22,788 19,849 (1.5) 13.1 Deferred revenues 613 351 661 74.6 (7.3) Total liabilities 1,115,696 1,071,308 957,094 4.1 16.6 Total stockholders ´ equity 117,317 113,549 109,003 3.3 7.6

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